As filed with the Securities and Exchange Commission on June 2, 2000
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

iNTELEFILM CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1663712 (I.R.S. Employer Identification No.)
5501 Excelsior Boulevard
Minneapolis, Minnesota 55416
(612) 925-8840
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Christopher T. Dahl

President and Chief Executive Officer
5501 Excelsior Boulevard
Minneapolis, Minnesota 55416
(612) 925-8840
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Avron L. Gordon, Esq.
Christopher C. Cleveland, Esq.
Brett D. Anderson, Esq.
James R. Sankovitz, Esq.
Briggs and Morgan
Professional Association
2400 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402
(612) 334-8400	Jill J. Theis General Counsel and Secretary iNTELEFILM Corporation 5501 Excelsior Boulevard Minneapolis, Minnesota 55416 (612) 925-8894

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement

     If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  [   ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price	Registration Fee

Common Stock, par value $0.02	244,880 shares	$2.59375	$635,158	$168

(1)	This amount is based upon the maximum number of shares of common stock of iNTELEFILM Corporation issuable upon consummation of the offer for shares of common stock of Harmony Holdings, Inc. based on the number of Harmony common shares outstanding as of May 31, 2000, less the number of Harmony common shares owned by iNTELEFILM Corporation as of May 31, 2000.

(2)	Calculated solely for the purposes of this offering under Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices for one share of iNTELEFILM common stock as reported by the Nasdaq National Market on May 31, 2000.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. iNTELEFILM Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 2, 2000

iNTELEFILM CORPORATION

OFFER TO EXCHANGE ONE SHARE OF COMMON STOCK

OF
iNTELEFILM CORPORATION
FOR
EVERY 13.75 OUTSTANDING SHARES OF COMMON STOCK
OF
HARMONY HOLDINGS, INC.

      iNTELEFILM Corporation offers, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal, to exchange one share of its common stock for every 13.75 outstanding shares of common stock of Harmony Holdings, Inc.

      The purpose of this offer is to enable iNTELEFILM to acquire 100% of the outstanding common stock of Harmony. iNTELEFILM currently owns 55% of Harmony’s outstanding stock. iNTELEFILM intends, promptly after consummation of the offer, to seek to have Harmony consummate a merger with iNTELEFILM or a wholly-owned subsidiary of iNTELEFILM in which each outstanding share of Harmony common stock (except for shares beneficially owned directly or indirectly by iNTELEFILM for its own account) would be converted into the same number of iNTELEFILM shares and the same amount of cash per fractional iNTELEFILM share as is paid in the offer.

      The offer and withdrawal rights will expire at 12:00 midnight, Minneapolis time, on              , 2000, unless extended. Shares tendered pursuant to this offer may be withdrawn at any time prior to the expiration of the offer, but not during any subsequent offering period.

      iNTELEFILM’s common stock is quoted on the Nasdaq National Market and trades under the ticker symbol “FILM.” On May 31, 2000, the closing sales price of one share of iNTELEFILM common stock on the Nasdaq National Market was $2.5625.

       SEE “RISK FACTORS” BEGINNING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is              , 2000.

Questions and Answers About the Proposed Offer
Q: What is iNTELEFILM proposing?
Q: What will I receive in exchange for my shares of Harmony common stock?
Q: Why should I tender my shares of Harmony common stock?
Q: How do I participate in iNTELEFILM’s offer?
Q: When and how can I withdraw tendered shares?
Q: What happens if iNTELEFILM extends the duration of its offer?
Q: How would iNTELEFILM complete its proposed acquisition of Harmony?
Q: How long will it take iNTELEFILM to complete the offer?
Q: What are the conditions to iNTELEFILM’s offer?
Q: What will iNTELEFILM do if it does not acquire at least 90% of Harmony’s outstanding common stock in this offer?
Q: Has Harmony’s board of directors recommended that Harmony’s stockholders accept iNTELEFILM’s offer?
Q: Will my receipt of iNTELEFILM shares be a taxable transaction?
Q: Am I entitled to dissenters’ rights or rights of appraisals in connection with the offer?
Q: Where can I find more information about iNTELEFILM and Harmony?
Q: Who can I call with questions about the offer?
Where You Can Find More Information
Incorporation of Documents By Reference
Summary
The iNTELEFILM offer (See page 20)
Information about iNTELEFILM and Harmony
Benefits to Harmony stockholders (See page 21)
Comparative market price information (See page 41)
Certain federal income tax consequences (See page 29)
Harmony Holdings, Inc. Selected Historical Financial Information
Selected Pro Forma Financial Data
Comparative Per Share Data
Risk Factors
iNTELEFILM’s television commercial production business may not prove advantageous or profitable.
iNTELEFILM may be unable to acquire additional commercial production companies or production service companies without additional financing.
Commercial directors and other key personnel could leave iNTELEFILM, impairing iNTELEFILM’s growth, profitability and prospects.
iNTELEFILM may lose its appeal against ABC/Disney.
webADTV may be unable to implement its business plan.
iNTELEFILM’s stock price has been volatile.
Resales of iNTELEFILM shares following the offer may cause the market price of such stock to fall.
iNTELEFILM depends on management services rendered by an entity which may favor its own interests over iNTELEFILM’s interests.
iNTELEFILM’s management has the ability to significantly affect the outcome of shareholder voting, including possibly taking actions contrary to the preferences of shareholders at large.
iNTELEFILM’s existing severance plan may prevent a change in control or a liquidation of our assets.
iNTELEFILM’s ability to issue “blank check” preferred stock may prevent a change of control.
iNTELEFILM’s ability to dilute unfriendly potential acquirors may prevent a change in control.
THE iNTELEFILM OFFER
Overview
Reasons for the iNTELEFILM offer
Background of the offer
The offer
Timing of iNTELEFILM’s offer
Extension, termination and amendment
Exchange of Harmony shares; delivery of iNTELEFILM common stock
Cash instead of fractional shares
Withdrawal rights
Procedure for tendering
Guaranteed delivery
Certain federal income tax consequences
Effect of offer on Harmony registration under the Exchange Act
Purpose of iNTELEFILM’s offer; the iNTELEFILM-Harmony merger; appraisal rights
Conditions of iNTELEFILM’s offer
Certain relationships with Harmony
Fees and expenses
Accounting treatment
Nasdaq National Market listing
Material Contacts Between iNTELEFILM and Harmony
Description of iNTELEFILM Capital Stock
Common Stock
Non-Voting Common Stock
Preferred Stock
iNTELEFILM shareholder rights plan
Price Range of Common Stock and Dividends
iNTELEFILM
Harmony
Dividend Policy of iNTELEFILM and Harmony
Comparison of Security Holder Rights
Number of directors
Election of directors
Removal of directors
Vacancies on the board of directors
Shareholder action by written consent
Amendment to articles/certificate of incorporation
Amendment to bylaws
Calling of special meeting of security holders
Anti-takeover measures
iNTELEFILM shareholder rights plan
Control share acquisition
Business combinations
Other anti-takeover provisions
Indemnification
Dissenters’ rights and appraisal rights in connection with corporate reorganizations and other actions
Legal Matters
Experts
Pro Forma Condensed Combined Financial Statements
Pro Forma Results of Operations For Year Ended December 31, 1999 (unaudited)
Exchange Agent
Information Agent
PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Item 21. Exhibits and Financial Statement Schedules.
Item 22. Undertakings.
Signatures
Power of Attorney
EXHIBIT INDEX

i

Page

RISK FACTORS	17

iNTELEFILM’s television commercial production business may not prove advantageous or profitable	17

iNTELEFILM may be unable to acquire additional commercial production companies or production service companies without additional financing	17

Commercial directors and other key personnel could leave iNTELEFILM, impairing iNTELEFILM’s growth, profitability and prospects	17

iNTELEFILM may lose its appeal against ABC/ Disney	18

webADTV may be unable to implement its business plan	18

iNTELEFILM’s stock price has been volatile	18

Resales of iNTELEFILM shares following the offer may cause the market price of such stock to fall	19

iNTELEFILM depends on management services rendered by an entity which may favor its own interests over iNTELEFILM’s interests	19

iNTELEFILM’s management has the ability to significantly affect the outcome of shareholder voting, including possibly taking actions contrary to the preferences of shareholders at large	19

iNTELEFILM’s existing severance plan may prevent a change in control or a liquidation of our assets	19

iNTELEFILM’s ability to issue “blank check” preferred stock may prevent a change of control	19

iNTELEFILM’s ability to dilute unfriendly potential acquirors may prevent a change in control	20

THE iNTELEFILM OFFER	20

Overview	20

Reasons for the iNTELEFILM offer	21

Background of the offer	22

The offer	23

Timing of iNTELEFILM’s offer	24

Extension, termination and amendment	24

Exchange of Harmony shares; delivery of iNTELEFILM common stock	25

Cash instead of fractional shares	26

Withdrawal rights	26

Procedure for tendering	27

Guaranteed delivery	28

Certain federal income tax consequences	29

Effect of offer on Harmony registration under the Exchange Act	30

Purpose of iNTELEFILM’s offer; the iNTELEFILM-Harmony merger; appraisal rights	30

Conditions of iNTELEFILM’s offer	32

Questions and Answers About the Proposed Offer

Q:  What is iNTELEFILM proposing?

A:	iNTELEFILM proposes to acquire the outstanding common stock of Harmony that it does not already own by offering to exchange iNTELEFILM shares for Harmony shares. iNTELEFILM currently owns approximately 55% of Harmony’s outstanding common stock. iNTELEFILM intends, promptly after completion of the offer, to cause Harmony to be merged with iNTELEFILM or a wholly owned subsidiary of iNTELEFILM. As a result of the merger, each share of Harmony common stock which has not been exchanged or accepted for exchange in the offer would be converted into the same number of iNTELEFILM shares that would have been issued to a holder of Harmony common stock pursuant to the offer.

Q:  What will I receive in exchange for my shares of Harmony common stock?

A:	iNTELEFILM is offering one share of its common stock for every 13.75 Harmony shares validly tendered and not properly withdrawn. You will not receive any fractional iNTELEFILM shares. Instead, you will receive cash in an amount equal to the closing sales price of any fractional iNTELEFILM share you would otherwise have been entitled to receive.

Q:  Why should I tender my shares of Harmony common stock?

A:	iNTELEFILM believes its acquisition of the outstanding common stock of Harmony will enhance value for Harmony stockholders by, among other things:

•	offering a significant premium over the price of Harmony’s stock at the time the offer was announced on March 22, 2000;

•	establishing a more diversified company capable of offering numerous lines of business, including those managed by iNTELEFILM, webADTV and Harmony;

•	providing a greater level of resources through the combination of iNTELEFILM and Harmony, which will become one of the strongest, fully-integrated companies in our industry;

•	giving you ownership of a solvent company and, by virtue of iNTELEFILM’s greater financial strength, avoiding the potential sale of Harmony or the cessation of its operations if it continues to lose money from operations and incur expenses as a separate public company;

•	achieving better long-term growth prospects;

•	eliminating Harmony’s substantial indebtedness to iNTELEFILM; and

•	providing you with increased investment liquidity as a shareholder of a company the stock of which is traded in the Nasdaq National Market.

Q:  How do I participate in iNTELEFILM’s offer?

A:	To tender your shares, you should do the following:

•	If you hold shares in your own name, complete and sign the enclosed letter of transmittal and return it with your Harmony share certificates to Norwest Bank Minnesota, N.A., the exchange agent for the offer, at the appropriate address specified on the back cover page of this document before the expiration date of the offer.

•	If you hold your shares in “street name” through a broker, instruct your broker to tender your shares before the expiration date of the offer.

Q:  When and how can I withdraw tendered shares?

A:	Harmony shares tendered in the offer may be withdrawn by you at any time prior to , 2000, the expiration date of the offer. Your withdrawal will only be effective if the exchange agent receives a written notice of withdrawal at the appropriate address specified on the back cover page of this document, or by facsimile at (651) 450-4033. The written notice must contain your name, address, social security number, number of Harmony shares to be withdrawn, the certificate number or numbers for such shares and the name of the registered holder of the shares, if different from the person who tendered the shares. All signatures on the notice of withdrawal must be guaranteed by a financial institution in accordance with the procedures set forth in this document under “The offer — Withdrawal rights.”

Q:  What happens if iNTELEFILM extends the duration of its offer?

A:	If iNTELEFILM extends the duration of its offer by pursuing a subsequent offering period, the offer will remain open for an additional 3 to 20 business days following completion of the initial offering period, at the sole discretion of iNTELEFILM. You will not be allowed to withdraw shares tendered during the subsequent offering period, if there is one.

Q:  How would iNTELEFILM complete its proposed acquisition of Harmony?

A:	iNTELEFILM intends to complete its acquisition of Harmony by undergoing a short-form merger pursuant to Delaware law, which allows a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation to merge the subsidiary corporation into itself without the approval of the stockholders of the parent corporation or of the board of directors or stockholders of the subsidiary corporation. Assuming that Harmony stockholders tender at least 35% of its outstanding common stock and iNTELEFILM accepts such shares for tender, iNTELEFILM would have sufficient voting power to effect the iNTELEFILM-Harmony merger without the vote of any other Harmony stockholder.

Q:  How long will it take iNTELEFILM to complete the offer?

A:	The offer will remain open until 30 days following commencement of the offer, unless iNTELEFILM determines to pursue a subsequent offering period, in such event the tender offer will remain open for an additional 3 to 20 business days following completion of the initial offering period.

Q:  What are the conditions to iNTELEFILM’s offer?

A:  The offer is subject to several conditions, including:

•	authorization for listing on the Nasdaq National Market of iNTELEFILM common stock to be issued to Harmony stockholders;

•	effectiveness of the registration statement with the SEC, the absence of any stop order suspending such effectiveness and receipt of all necessary state securities law or “blue sky” authorizations;

•	the absence of any temporary restraining order, preliminary or permanent injunction or other court or government agency order or decree preventing consummation of the offer and the absence of any statute, rule, regulation or other similar decree prohibiting or restricting the offer in effect at the time of the offer;

•	the absence of any pending suit, action or proceeding by any governmental entity in effect which would be reasonably likely to have a material adverse effect on iNTELEFILM, Harmony or the offer; and

•	the absence of any other agreement or transaction between Harmony and any person or entity which would have the effect of impairing iNTELEFILM’s ability to acquire Harmony or otherwise diminish the expected economic value to iNTELEFILM of the offer.

Q:	What will iNTELEFILM do if it does not acquire at least 90% of Harmony’s outstanding common stock in this offer?

A:	iNTELEFILM needs 90% of Harmony’s outstanding common stock to complete a short-form merger. If iNTELEFILM does not acquire at least 90% in this tender offer, it may seek to acquire additional Harmony shares through one or more of the following actions:

•	future open market purchases after the offer is terminated;

•	privately negotiated transactions with stockholders who have not tendered pursuant to this offer;

•	purchasing Harmony shares for cash directly from Harmony;

•	negotiating payment of notes payable to cure the outstanding demand on such indebtedness; or

•	converting all or a portion of Harmony’s $3.2 million indebtedness to iNTELEFILM into shares of Harmony.

If iNTELEFILM does not acquire additional Harmony shares by any of the above methods, it may determine to continue its investment in Harmony as a majority-owned subsidiary.

Q:	Has Harmony’s board of directors recommended that Harmony’s stockholders accept iNTELEFILM’s offer?

A:	No. To iNTELEFILM’s knowledge, Harmony’s directors have taken no action concerning a recommendation to its stockholders. Harmony’s board consists of five persons, three whom are directors of iNTELEFILM.

Q:  Will my receipt of iNTELEFILM shares be a taxable transaction?

A:	Yes. The tender of Harmony shares by Harmony stockholders pursuant to the offer will be taxable as capital gain or loss or as long-term gain or loss for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income tax laws. See “The offer — Certain federal income tax consequences.”

Q:	Am I entitled to dissenters’ rights or rights of appraisals in connection with the offer?

A:	No. Neither the Minnesota nor Delaware provide dissenters’ rights or rights of appraisal in connection with the offer. Although Harmony stockholders will not have appraisal rights in connection with the offer, Harmony stockholders who do not wish to accept iNTELEFILM shares in any merger which follows the offer will have the right under Delaware law to dissent and demand appraisal of their Harmony shares. This would entitle such stockholders to receive a judicial determination of, and receive payment for, the fair value of their Harmony shares.

Q:  Where can I find more information about iNTELEFILM and Harmony?

A:	You can find more information about iNTELEFILM and Harmony from various sources described under “Where You Can Find More Information.”

Q:  Who can I call with questions about the offer?

A:	You can contact iNTELEFILM’s information agent, Georgeson Shareholder Communications, Inc. at 800-223-2064.

Where You Can Find More Information

       iNTELEFILM and Harmony file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like iNTELEFILM and Harmony, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      iNTELEFILM filed a registration statement on Form S-4 to register with the SEC the shares to be issued pursuant to the offer. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, on the day that iNTELEFILM commences the offer it will file with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about its offer. You may obtain copies of the Form S-4 or, once filed, the Schedule TO, and any amendments to those documents, in the manner described above.

Incorporation of Documents By Reference

       The SEC allows iNTELEFILM and Harmony to “incorporate by reference” information they file with the SEC, which means that iNTELEFILM and Harmony can disclose important information to you by referring you to documents they file with the SEC. The information incorporated by reference is considered to be part of this registration statement. Information that iNTELEFILM and Harmony later file with the SEC will automatically update and supersede this information. This information is available at the internet site the SEC maintains at http://www.sec.gov, as well as from other sources. See “Where You Can Find More Information.”

      iNTELEFILM incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold:

•	Annual Report on Form 10-KSB for the year ended December 31, 1999.

•	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000.

•	Current Reports on Form 8-K filed on April 27, 2000, April 26, 2000, March 23, 2000, March 3, 2000, February 29, 2000, and January 19, 2000.

•	Definitive Schedule 14A (Proxy Statement) filed on April 28, 2000.

•	Registration Statement on Form 8-A filed on February 20, 1998.

      iNTELEFILM incorporates by reference the documents filed by Harmony listed below, and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares covered by this registration statement have been sold:

•	Annual Report on Form 10-K for the year ended June 30, 1999.

•	Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000.

•	Current Report on Form 8-K filed on August 6, 1999.

We have enclosed with this document one copy of iNTELEFILM’s latest Annual Report on Form 10-KSB, iNTELEFILM’s latest Quarterly Report on Form 10-QSB, Harmony’s latest Annual Report on Form 10-K and Harmony’s latest Quarterly Report on Form 10-Q. You also may request additional copies or copies of the other documents listed above from iNTELEFILM, without charge, upon written or oral request to iNTELEFILM’s information agent, Georgeson Shareholder Communications, Inc. at 800-223-2064. In order to receive timely delivery of the documents, you must make your requests no later than              , 2000.

Summary

       This summary does not contain all of the information that should be important to you. You should carefully read this entire document and the other documents to which this document refers you to fully understand the offer.

The iNTELEFILM offer (See page 20)

      iNTELEFILM is offering to exchange one share of its common stock for every 13.75 Harmony shares validly tendered and not properly withdrawn. iNTELEFILM will accept all shares validly tendered. There is no minimum percentage or number of shares that must be tendered. The consideration iNTELEFILM is offering has a value of $0.1864 per Harmony share, based on the closing price of iNTELEFILM common stock on the Nasdaq National Market on May 31, 2000. The offer expires at 12:00 midnight, Minneapolis time, on              , 2000, unless iNTELEFILM extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires. iNTELEFILM may, although it does not currently intend to, elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of Harmony shares pursuant to the offer. You will not have the right to withdraw Harmony shares that you tender during any subsequent offering period.

      If iNTELEFILM increases its ownership of Harmony common stock to at least 90% of Harmony’s outstanding shares, it intends, promptly after completion of the offer, to cause a merger of Harmony with iNTELEFILM or a wholly owned subsidiary of iNTELEFILM. If the merger occurs, each share of Harmony common stock which has not been exchanged or accepted for exchange in the offer would be converted into the same number of iNTELEFILM shares that would have been issued to a holder of Harmony common stock pursuant to the offer. See “The offer — Source and amount of funds.”

Information about iNTELEFILM and Harmony

iNTELEFILM CORPORATION

5501 Excelsior Boulevard
Minneapolis, Minnesota 55416
(612) 925-8840

      iNTELEFILM is a leading source of services for the television commercial production industry, offering extensive production capability and the exclusive services of established industry talent. Further, iNTELEFILM’s majority-owned subsidiary, webADTV.com, Inc., develops web-based applications intended to increase productivity and communications between advertising agencies, clients, production companies and media channels. Prior to 1999, iNTELEFILM, operating under the name Children’s Broadcasting Corporation, owned and operated radio stations which formed a children’s radio network. iNTELEFILM’s total revenues from production contracts and broadcast related activities in 1999 were $67,342,653, including $39,491,545 attributable to Harmony. The financial statements of Harmony are consolidated with those of iNTELEFILM. iNTELEFILM owned approximately 55% of Harmony’s outstanding common stock as of the date of this document.

HARMONY HOLDINGS, INC.

5501 Excelsior Boulevard
Minneapolis, Minnesota 55416
(612) 925-8840

      Harmony’s primary business has been the production of television commercials. Harmony’s customers are typically advertising agencies acting on behalf of a television advertiser. Harmony’s principal operating company is The End, Inc., a wholly-owned subsidiary. Harmony also owns a 49% equity ownership interest in Curious Pictures Corporation, all remaining interest in which is owned by iNTELEFILM. For its fiscal year ended June 30, 1999, Harmony had total revenue from production contracts of $66,340,255. For the nine months ended March 31, 2000, Harmony’s consolidated revenues from production contracts totaled $29,532,540.

Benefits to Harmony stockholders (See page 21)

      iNTELEFILM believes that its acquisition of all of the outstanding common stock of Harmony represents an opportunity to enhance value for Harmony stockholders. Among the benefits that iNTELEFILM believes Harmony stockholders would obtain from the combination of iNTELEFILM and Harmony are the following:

•	Significant premium. Based on March 22, 2000 closing prices, iNTELEFILM’s offer represents a premium of approximately 50% over the closing price of Harmony common stock. Harmony common stock, which has traded on the OTC Bulletin Board at a 52-week historical range of $1.09 to $0.12, had a last sale price of $0.19 on March 22, 2000, the last trading day before iNTELEFILM’ announcement of its proposed offer.

•	Ownership of a stronger combined company. iNTELEFILM believes that the combination of iNTELEFILM and Harmony will establish a more diversified company capable of providing a greater level of resources than either company could provide on its own.

•	Ownership of a solvent company. Completion of the offer will provide Harmony stockholders with ownership of a solvent company, and avoid the potential sale of Harmony or the cessation of Harmony’s operations if Harmony continues to lose money from operations and incur expenses as a separate public company. Harmony’s existing financial condition has resulted in Harmony’s independent certified public accountants to modify their report on Harmony’s fiscal 1999 financial statements raising substantial doubt as to Harmony’s ability to continue as a going concern.

•	Better long-term growth prospects. iNTELEFILM believes that combining iNTELEFILM and Harmony would yield better long-term growth prospects than operating the companies separately, potentially resulting in increased shareholder value over the long-term.

•	Elimination of indebtedness. Completion of the offer and the combination of iNTELEFILM and Harmony will result in the elimination of approximately $3.2 million payable by Harmony to iNTELEFILM pursuant to outstanding promissory notes.

•	Savings on operations. iNTELEFILM believes a combination of iNTELEFILM and Harmony will allow consolidation of SEC and audit fees, resulting in lower costs of operations over the long-term.

•	Increased investment liquidity. iNTELEFILM shares are traded on the Nasdaq National Market and consequently may be more easily traded than Harmony shares, which are traded on the OTC Bulletin Board.

Comparative market price information (See page 41)

      iNTELEFILM’s common stock trades on the Nasdaq National Market under the symbol “FILM” and Harmony’s common stock trades on the OTC Bulletin Board under the symbol “HAHO.” The following table lists closing prices of iNTELEFILM common stock and Harmony common stock and the value of the iNTELEFILM offer per share of Harmony common stock on March 22, 2000, the last trading day before iNTELEFILM announced its proposed offer, and on May 31, 2000, the last trading day before the date of this document. The value of the offer per share of Harmony common stock at the specified dates represents the closing price of one share of iNTELEFILM common stock on that date multiplied by the exchange ratio of one share of iNTELEFILM common stock for every 13.75 outstanding Harmony shares.

			Value of
	iNTELEFILM	Harmony	iNTELEFILM
	Common Stock	Common Stock	offer

March 22, 2000	$3.9375	$0.1875	$0.2864

May 31, 2000	$2.5625	$0.1600	$0.1864

      The value of the offer will fluctuate because market prices of iNTELEFILM common stock and Harmony common stock will change prior to consummation of the offer, while the exchange ratio is fixed. You should obtain current stock price quotations for iNTELEFILM common stock and Harmony common stock. You can get these quotations from a newspaper, on the internet or by calling your broker.

Certain federal income tax consequences (See page 29)

      The tender of Harmony shares by Harmony stockholders pursuant to the offer will constitute a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local and foreign income tax laws. In general, a stockholder will recognize gain or loss equal to the difference between the tax basis of his or her shares and the fair market value of the iNTELEFILM shares secured on the date of the exchange, plus the amount, if any, of cash received as a payment for a fractional share. For federal income tax purposes, such gain or loss will be capital gain or loss if the shares are capital assets in the hands of the stockholder and will be long-term gain or loss if the holding period for the shares is more than one year as of the date of the sale of such shares.

iNTELEFILM Corporation

Selected Historical Financial Information

       The following is a summary of selected consolidated financial data of iNTELEFILM for each of the years in the five-year period ended December 31, 1999, and the three months ended March 31, 1999, and 2000. Results from the interim periods do not necessarily indicate results that may be expected from any other annual or interim periods. This information is derived from historical financial statements previously filed by iNTELEFILM with the SEC. See “Where You Can Find More Information” on page 5. You should read this summary together with these financial statements and their accompanying notes and management’s discussion and analysis. In the opinion of management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information.

      iNTELEFILM transitioned itself from the radio broadcasting industry into the commercial production services industry. This transition was effectively completed with the closing of the sales of iNTELEFILM’s radio stations in January 1999 and its acquisition of a majority interest in Harmony and Curious Pictures, and a 100% interest in Chelsea in March and April 1999. As a result of acquiring a majority interest in Harmony and Curious Pictures, iNTELEFILM began consolidating these companies in April 1999. Previous records are accounted for under the equity method.

iNTELEFILM Corporation

Statement of Operations Data
(in thousands, except per share data)

						Three Months
						Ended
						March 31,
	December 31,					(unaudited)

	1995	1996	1997	1998	1999	1999	2000

Contract revenue	$—	$—	$—	$—	$67,242	$1,144	$21,740

Broadcast related revenue	5,107	5,655	5,854	2,567	100	87

Cost of production	—	—	—	—	56,489	965	18,497

General & administrative expenses (exclusive of all items shown below)	—	—	—	—	9,722	300	3,052

Broadcast related expenses	7,445	8,561	9,111	4,152	91	180	—

Subsidiary stock option compensation	25	—	—	—	2,121	—	91

Corporate charges	1,465	2,774	6,013	5,614	3,673	540	1,161

Amortization and write-off of deferred expenses	103	2,288	—	—	—	—	—

Depreciation & amortization	937	1,501	2,137	1,949	1,664	103	516

Income (loss) from operations	(4,868)	(9,469)	(11,407)	(9,148)	(6,418)	(857)	(1,577)

Gain (loss) on sale of radio stations & division	(31)	—	—	26,375	16,384	16,546	—

						Three Months
						Ended
						March 31,
	December 31,					(unaudited)

	1995	1996	1997	1998	1999	1999	2000

Equity loss in Harmony	—	—	(541)	(4,058)	(1,931)	(1,931)	—

Interest income (expense), net	(1,209)	(399)	(2,611)	(5,269)	406	(503)	63

Income (loss) before taxes	(6,108)	(9,868)	(14,559)	7,900	8,441	13,255	(1,514)

Income tax expense	—	—	—	(330)	(1,102)	(3,100)	(5)

Net income (loss)	(6,108)	(9,868)	(14,559)	7,570	7,339	10,155	(1,519)

Accretion of preferred stock	—	—	—	(680)	—	—	—

Net income (loss) to common shareholders	$(6,108)	$(9,868)	$(14,559)	$6,890	$7,339	$10,155	$(1,519)

Basic net income (loss) per share	$(2.22)	$(1.99)	$(2.33)	$1.03	$1.16	$1.56	$(0.24)

Diluted net income (loss) per share	$(2.22)	$(1.99)	$(2.33)	$1.03	$1.14	$1.56	$(0.24)

Weighted average shares outstanding	2,816	5,149	6,246	6,676	6,343	6,492	6,336

Weighted average shares outstanding assuming dilution	2,816	5,149	6,246	6,676	6,448	6,492	6,336

iNTELEFILM Corporation

Balance Sheet Data
(in thousands, except per share data)

	December 31,					March 31,
						2000
	1995	1996	1997	1998	1999	(unaudited)

Cash	$587	$3,370	$545	$254	$15,986	$12,935

Current assets	2,247	5,094	2,021	12,537	27,191	19,754

Goodwill/ Broadcast license, net	4,970	16,725	19,679	—	6,730	6,475

Total assets	13,327	28,607	35,414	33,822	37,618	30,095

Current liabilities	6,668	10,583	27,727	18,045	17,328	10,948

Long-term liabilities	925	1,437	2,558	848	680	654

Total liabilities	7,593	12,020	30,285	18,893	18,008	11,602

Minority interest	—	—	—	—	139	248

Redeemable convertible preferred stock	2,247	—	—	2,448	—	—

Stockholders’ equity	$3,487	$16,587	$5,129	$12,481	$19,471	$18,244

Harmony Holdings, Inc.
Selected Historical Financial Information

       The following is a summary of selected consolidated financial data of Harmony for each of the years in the five-year period ended June 30, 1999, and the nine months ended March 31, 1999, and 2000. Results from the interim periods do not necessarily indicate results that may be expected from any other annual or interim periods. This information is derived from historical financial statements previously filed by iNTELEFILM with the SEC. See “Where You Can Find More Information” on page 5. You should read this summary together with these financial statements and their accompanying notes and management’s discussion and analysis. In the opinion of management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information.

      Throughout the past five fiscal years, Harmony has operated through various production divisions. During the fiscal years ending June 30, 1999 and 2000, Harmony ceased operations of one of its production divisions and sold 90% of the stock of another division and its ownership of a third division was reduced to 49% when iNTELEFILM purchased 51% of that division’s outstanding common stock in connection with the purchase of a stock option agreement from the division’s management. As of August 1, 1999, Harmony operates one division and accounts for a second division as an equity investment.

SELECTED FINANCIAL DATA

(in thousands, except per share data)

Harmony Holdings, Inc.

Statement of Operations Data

						Nine Months
						Ended
						March 31,
	June 30,					(unaudited)

	1995	1996	1997	1998	1999	1999	2000

Contract revenue	$61,227	$60,415	$64,831	$53,355	$66,340	$47,659	$29,533

Cost of production	50,920	51,041	52,174	43,617	56,347	40,718	26,500

General selling & administrative expenses (exclusive of all items shown below)	8,800	8,628	9,343	10,760	10,012	7,706	3,830

Subsidiary stock option compensation	—	—	75	391	2,234	326	—

Corporate charges	1,655	2,050	1,146	2,379	1,457	1,158	1,024

Depreciation & amortization	528	564	620	700	882	671	218

Restructuring costs & impairment of assets	—	—	—	—	3,357	3,357	—

Income (loss) from operations	(676)	(1,868)	1,473	(4,493)	(7,949)	(6,277)	(2,039)

Gain on disposal of production division	—	—	—	—	—	—	120

						Nine Months
						Ended
						March 31,
	June 30,					(unaudited)

	1995	1996	1997	1998	1999	1999	2000

Equity gain in Curious Pictures	—	—	—	—	—	—	522

Interest income (expense), net	(9)	(243)	40	25	(434)	(266)	(434)

Income (loss) before taxes	$(685)	$(2,111)	$1,513	$(4,468)	$(8,383)	$(6,543)	$(1,831)

Income tax expenses	—	(20)	(179)	(22)	(11)	(10)	—

Net income (loss)	$(685)	$(2,131)	$1,334	$(4,490)	$(8,394)	$(6,553)	$(1,831)

Basic and diluted income (loss) per share	$(0.12)	$(0.37)	$0.20	$(0.69)	$(1.13)	$(0.89)	$(0.24)

Basic and diluted weighted average shares outstanding	5,567	5,692	6,682	6,515	7,409	7,377	7,507

Harmony Holdings, Inc.

Balance Sheet Data
(in thousands, except per share data)

	June 30,					March 31,
						2000
	1995	1996	1997	1998	1999	(unaudited)

Cash	$230	$447	$2,355	$3,834	$2,911	$—

Current assets	7,707	4,986	9,505	12,008	10,713	3,644

Goodwill, net	3,181	2,969	2,758	2,546	169	160

Total assets	12,955	9,687	14,505	16,927	14,121	6,317

Current liabilities	6,196	5,382	6,748	12,698	15,703	10,855

Long-term liabilities	385	—	—	—	—	—

Total liabilities	6,581	5,382	6,748	12,698	15,703	10,855

Minority interest	—	—	75	466	2,700	—

Stockholders’ equity (deficit)	$6,374	$4,304	$7,682	$3,763	$(4,281)	$(4,538)

Selected Pro Forma Financial Data
(in thousands, except per share data)
(Unaudited)

iNTELEFILM Corporation

Pro Forma Statement of Operations Data

       The following is a summary of the selected pro forma financial data presented in full on pages   .

	Pro Forma	Pro Forma
	Year Ended	Three Months Ended
	December 31, 1999	March 31, 2000

Contract revenue	$83,617	$21,740

Cost of production	70,378	18,497

Operating expenses	21,675	4,862

Income (loss) from operations	(8,436)	(1,619)

Gain on sale of radio stations & division	16,384	—

Interest income (expense), net	327	63

Income tax expense	(1,102)	(5)

Net income (loss)	$7,173	$(1,561)

Basic net income (loss) per share	$1.09	$(0.24)

Diluted net income (loss) per share	$1.07	$(0.24)

Weighted average shares outstanding	6,588	6,581

Weighted average shares outstanding — assuming dilution	6,693	6,581

iNTELEFILM Corporation

Balance Sheet Data
(in thousands, except per share data)

Pro Forma
March 31, 2000

Current assets	$19,554

Property and equipment, net	3,026

Goodwill, net	7,639

Total assets	31,060

Current liabilities	10,948

Long-term debt	654

Total liabilities	11,602

Minority interest	248

Stockholders’ equity	19,209

Comparative Per Share Data

       The following table sets forth certain historical per share data of iNTELEFILM and Harmony and consolidated per share data on an unaudited pro forma combined basis after giving effect to the tender offer under the purchase method of accounting. The following data should be read in conjunction with the Unaudited Pro Forma Condensed Financial Statements and the separate historical consolidated financial statements of iNTELEFILM and Harmony. The unaudited pro forma consolidated per common share data is provided for illustrative purposes only and is not necessarily indicative of the consolidated financial position or consolidated results of operations that would have been reported had the tender offer occurred at the beginning of the earliest period presented or as of the dates for which such unaudited pro forma information is presented, nor does it represent a forecast of the consolidated financial position as of any future date or results of operations for any future period. No pro forma adjustments have been included herein which reflect potential effects of the efficiencies which may be obtained by consolidating the operations of iNTELEFILM and Harmony.

		As of and for the
	As of and for the	three months ended
	year ended	March 31, 2000
	December 31, 1999	(unaudited)

Net income (loss) per share — basic

Historical — iNTELEFILM	$1.16	$(0.24)

Pro Forma Consolidated	1.09	(0.24)

Historical — Harmony	(0.56)	(0.09)

Equivalent Pro Forma Consolidated per Harmony shares(1)	0.08	(0.02)
Net income per share — diluted

Historical — iNTELEFILM	1.14	(0.24)

Pro Forma Consolidated	1.07	(0.24)

Historical — Harmony	(0.56)	(0.09)

Equivalent Pro Forma Consolidated per Harmony shares(1)	0.08	(0.02)
Book value per common share(2)

Historical — iNTELEFILM	3.10	2.84

Pro Forma Consolidated		2.92

Historical — Harmony	(0.51)	(0.60)

Equivalent Pro Forma Consolidated per Harmony shares(1)		0.21

Neither iNTELEFILM nor Harmony has paid cash dividends in the past and iNTELEFILM intends to retain future earnings, if any, to fund the development and growth of its business. Accordingly, subsequent to the completion of this transaction, iNTELEFILM does not anticipate paying cash dividends on its common stock in the foreseeable future.

(1)	The equivalent Harmony pro forma consolidated per share amounts are calculated by dividing the pro forma consolidated per share amounts by the assumed exchange ratio of 13.75 shares of Harmony for 1 share of iNTELEFILM.

(2)	The historical book value per common share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding at the end of the period. The pro forma consolidated book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock outstanding at the end of the respective periods.

Risk Factors

       An investment in the shares of common stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this document, in connection with an investment in the shares of common stock offered hereby.

      When used below and elsewhere in this document, including documents incorporated herein by reference, the words “believes,” “anticipates” and “intends” and similar expressions are intended to identify “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Potential purchasers of iNTELEFILM’s common stock are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

iNTELEFILM’s television commercial production business may not prove advantageous or profitable.

      iNTELEFILM has changed its business focus to servicing the commercial production and related media business industry. Although iNTELEFILM believes favorable opportunities exist in the television commercial production industry, the industry is highly fragmented and iNTELEFILM cannot assure you that it will be successful in completing its business plan, or if completed, that the business plan will be advantageous or profitable. iNTELEFILM cannot assure you that its competitors will not try to consolidate commercial production companies and production service companies. iNTELEFILM cannot assure you that consolidation, if it occurs, will be advantageous or profitable. iNTELEFILM does not have any understandings, commitments or agreements with respect to any future acquisitions. iNTELEFILM cannot assure you that any acquisitions, if consummated, will be advantageous or profitable.

iNTELEFILM may be unable to acquire additional commercial production companies or production service companies without additional financing.

      In order to fully execute its business strategy, iNTELEFILM must acquire additional commercial production or production service companies. The availability of capital may limit iNTELEFILM’s ability to complete future acquisitions as it tries to consolidate commercial production companies and production service companies. iNTELEFILM cannot assure you that it will obtain such financing when required or, if available, that the amount or terms of such financing would be acceptable or favorable. Additional financing could require the sale of equity securities, which could result in significant dilution to iNTELEFILM shareholders.

Commercial directors and other key personnel could leave iNTELEFILM, impairing iNTELEFILM’s growth, profitability and prospects.

      The television commercial production business is driven by its personnel and creative talent. iNTELEFILM recognizes that a major part of its success in this industry will depend upon the hiring and continued engagement or employment of its directors and other key personnel. To this end, iNTELEFILM has entered into various director and employment agreements which range from two to five years in length. However, iNTELEFILM cannot assure you that it will be able to retain such talent, or that such directors and employees will fulfill their obligations to iNTELEFILM or that they will seek renewal at the end of their current agreements. In general, iNTELEFILM does not maintain life insurance on its television commercial directors or other key personnel.

iNTELEFILM may lose its appeal against ABC/ Disney.

      In September 1998, a jury ruled in iNTELEFILM’s favor in connection with litigation for breach of contract and misappropriation of trade secrets that iNTELEFILM had commenced against ABC/ Disney and awarded iNTELEFILM $20 million for breach of contract against ABC Radio, $10 million for misappropriation of trade secret by ABC Radio and $10 million for misappropriation of trade secret against Disney. In January 1999, the court upheld the jury’s findings that ABC Radio had breached its contract with iNTELEFILM and that ABC/ Disney misappropriated iNTELEFILM’s trade secret information; however, the court disagreed with the jury’s conclusion that the evidence showed that those actions caused damages to iNTELEFILM or that the amount of damages awarded by the jury was supported by the evidence, and set aside the jury’s verdict. The court further ruled that in the event that the decision is reversed or remanded on appeal, that the defendants be granted a new trial on the issues of causation and damages. iNTELEFILM filed a notice of appeal in February 1999. Also in February 2000, iNTELEFILM presented its oral argument to the 8th Circuit Court of Appeals. As of the date of this document, the 8th Circuit Court of Appeals had not ruled on the appeal. iNTELEFILM intends to pursue its appeal of the judgment and to this end, certain personnel and financial resources will be used. iNTELEFILM cannot assure you that it will be successful on its appeal.

webADTV may be unable to implement its business plan.

      In January 2000, iNTELEFILM announced the formation of webADTV, a subsidiary which intends to combine the digital archiving and retrieval service, inteleSource, with additional web enabled services, news, and information under development to the global advertising industries and their clientele. webADTV seeks private placement financing in order to expand and brand its infrastructure. If webADTV obtains such financing, iNTELEFILM’s equity ownership in webADTV may decrease. iNTELEFILM cannot assure you that webADTV will be successful in obtaining such financing or that such financing, if obtained, will be sufficient to implement its business plan. Further, iNTELEFILM cannot assure you that webADTV’s business plan will be completed or that the business plan, if completed, will be successful.

iNTELEFILM’s stock price has been volatile.

      The market price of iNTELEFILM’s common stock has been subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results, changes by financial research analysts in their estimates of iNTELEFILM’s earnings, conditions in the economy in general or in the commercial production industry in particular, unfavorable publicity or changes in applicable laws and regulations, or judicial or administrative interpretations thereof, affecting iNTELEFILM or the commercial production industry. During 1999, the closing price of iNTELEFILM common stock ranged from a high of $5.25 on December 8, 1999, to a low of $1.50 on May 28, 1999. During the first four months of 2000, the closing price of iNTELEFILM’s common stock ranged from a high of $5.125 on each of January 27, 2000, January 28, 2000 and January 31, 2000, to a low of $2.063 on April 24, 2000. iNTELEFILM cannot assure you that purchasers of its common stock will be able to resell such stock at or above the prices at which it was purchased.

Resales of iNTELEFILM shares following the offer may cause the market price of such stock to fall.

      iNTELEFILM had 6,418,866 shares of common stock outstanding as of May 1, 2000, and also had warrants and options outstanding to purchase an additional 3,450,616 shares of common stock exercisable at prices ranging from $1.63 to $13.00 per share. The sale of such shares and the sale of additional shares of iNTELEFILM common stock which may become eligible for sale in the public market from time to time upon exercise of warrants and stock options could have the effect of depressing the market price for iNTELEFILM’s common stock.

iNTELEFILM depends on management services rendered by an entity which may favor its own interests over iNTELEFILM’s interests.

      iNTELEFILM shares with Harmony certain management services provided by MMLLC which is owned by Messrs. Dahl and Perkins, each a director of iNTELEFILM and a director of Harmony. The management services consist of administrative, legal and accounting services. Such arrangements may present conflicts of interest in connection with the pricing of services provided. During their most recent fiscal years, iNTELEFILM and Harmony made payments in the aggregate of approximately $1.6 million to MMLLC for such services.

iNTELEFILM’s management has the ability to significantly affect the outcome of shareholder voting, including possibly taking actions contrary to the preferences of shareholders at large.

      As of May 1, 2000, approximately 24.8% of iNTELEFILM’s outstanding common stock was beneficially owned by iNTELEFILM’s current executive officers and directors. Accordingly, such persons may be able to significantly influence iNTELEFILM’s business and affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of iNTELEFILM.

iNTELEFILM’s existing severance plan may prevent a change in control or a liquidation of our assets.

      iNTELEFILM adopted a severance plan which provides significant benefits to two executive officers and one non-employee director following a change in control. Christopher T. Dahl, iNTELEFILM’s Chief Executive Officer, President and Chairman of the Board, James G. Gilbertson, iNTELEFILM’s Chief Operating Officer, and Richard W. Perkins, one of iNTELEFILM’s directors, are each eligible to receive lump sum severance payments under the plan. Based upon 1999 annual gross base salaries, the plan participants would receive an aggregate of approximately $2.1 million following a change in control. The plan also provides for accelerated vesting of outstanding options and other benefits following a change in control. The existence of iNTELEFILM’s severance plan could deter or delay a takeover or other change in control.

iNTELEFILM’s ability to issue “blank check” preferred stock may prevent a change of control.

      iNTELEFILM’s board of directors, without any action by iNTELEFILM’s shareholders, has the authority to issue the remaining undesignated and unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. iNTELEFILM is subject to certain provisions of Minnesota law which limit the voting rights of shares acquired in “control share acquisitions” and restrict certain “business combinations.” Such provisions, as well as the ability to issue undesignated shares, could have the effect of deterring or delaying a take over or other change in control, deny shareholders the receipt of a premium on their common stock and depress the market price of iNTELEFILM’s common stock.

iNTELEFILM’s ability to dilute unfriendly potential acquirors may prevent a change in control.

      In February 1998, iNTELEFILM’s board of directors declared a dividend of one common share purchase right for each share of iNTELEFILM’s common stock. Each right will entitle the registered holder to purchase from iNTELEFILM, after the distribution date, as defined in the rights agreement, iNTELEFILM common stock at an initial price of $18.00. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire iNTELEFILM without conditioning the offer on a substantial number of rights being acquired or redeemed. The rights should not interfere with any merger or other business combination approved by iNTELEFILM’s board of directors since iNTELEFILM’s board of directors may, at its option and in its sole and absolute discretion, redeem the rights as provided in the rights agreement.

THE iNTELEFILM OFFER

Overview

      iNTELEFILM is making an offer to acquire all of the outstanding common stock of Harmony that it does not all ready own, directly from Harmony stockholders. The consideration offered is one share of iNTELEFILM common stock for every 13.75 Harmony shares.

      The offer is the first step in the completion of iNTELEFILM’s acquisition of Harmony and is intended to facilitate the acquisition of all the shares of Harmony common stock. If iNTELEFILM ownership of Harmony reaches 90% or greater after consummation of the offer, iNTELEFILM plans to immediately initiate a short-form merger of iNTELEFILM and Harmony. The short-form merger will be transacted on the same terms as the offer, whereby any Harmony stockholders who did not tender their shares in the offer will receive one share of iNTELEFILM common stock for every 13.75 Harmony shares.

      If iNTELEFILM does not reach a 90% ownership level after consummation of the offer, iNTELEFILM may take action necessary to reach this level of ownership. Such action may include the following:

•	iNTELEFILM may negotiate for the conversion of notes payable due from Harmony into Harmony shares. These unsecured demand notes payable aggregate approximately $3.2 million and were called on March 23, 2000. Harmony was not able to repay the notes pursuant to the demand and iNTELEFILM has granted Harmony a temporary default forbearance on collection of the debt.

•	iNTELEFILM may acquire additional Harmony shares through open market purchases.

•	iNTELEFILM may negotiate directly with Harmony for the purchase of additional Harmony shares for cash or other forms of consideration.

Upon reaching a 90% ownership level through any or a combination of these actions, iNTELEFILM plans to initiate a short-form merger of iNTELEFILM and Harmony as described above.

Reasons for the iNTELEFILM offer

      iNTELEFILM believes that its proposed acquisition of Harmony represents a compelling opportunity to enhance value for Harmony stockholders. Specifically, iNTELEFILM estimates that a complete combination of Harmony and iNTELEFILM would result in a savings by Harmony of approximately $225,000 per year. As Harmony is already consolidated for iNTELEFILM’s financial reporting purposes, this saving is effected by further integration of operational and administrative functions of the combined companies. Further, Harmony will no longer have to separately comply with the regulations and reporting requirements of the SEC, the IRS and various state agencies.

      In addition, iNTELEFILM believes that the complete combination of Harmony and iNTELEFILM will produce substantial benefits for Harmony stockholders, including the following:

•	Significant premium. Based on the closing prices of one Harmony share and one iNTELEFILM share on March 22, 2000, the day prior to iNTELEFILM’s announcement of the proposed offer, the offer represented a premium of approximately 50%.

•	Ownership of a stronger combined company. By offering numerous lines of business, including those managed by iNTELEFILM, webADTV and Harmony, the consolidation of Harmony and iNTELEFILM will establish a more diversified company capable of providing a greater level of services. Such a combined entity will constitute one of the strongest, fully-integrated companies in our industry.

•	Ownership of a solvent company. At March 31, 2000, Harmony had a working capital deficit of $7,211,000 and stockholders’ deficit of $4,538,000. As a result, Harmony’s independent certified public accountants have modified their report on Harmony’s fiscal 1999 financial statements and have raised substantial doubt as to Harmony’s ability to continue as a going concern. iNTELEFILM, in comparison, had working capital of $8,806,000 and shareholders’ equity of $18,244,000. Consequently, completion of the offer will provide Harmony stockholders with ownership of a solvent company, and avoid the potential sale or liquidation of Harmony and/or the ultimate cessation of Harmony’s operations if Harmony continues to lose money and incur expenses as a separate public company. This will result in better long-term growth prospects for both companies.

•	Better long-term growth prospects. iNTELEFILM believes that combining iNTELEFILM and Harmony would yield better long-term growth prospects than operating the companies separately, potentially resulting in increased shareholder value over the long-term.

•	Elimination of indebtedness. Harmony currently operates at a cash flow deficit and has outstanding indebtedness to iNTELEFILM of approximately $3.2 million pursuant to notes payable. Completion of the offer will result in the elimination of all indebtedness Harmony owes to iNTELEFILM through the combination of the two entities and cancellation of any existing loans. iNTELEFILM has granted

Harmony temporary forbearance of a default of these notes which occurred when Harmony did not repay the notes pursuant to iNTELEFILM’s demand. The merger would cure this default.

•	Cost savings. The offer will result in an estimated annual consolidated cost savings to Harmony of approximately $225,000. This estimate consists primarily of the expenses associated with Harmony’s annual audits and SEC filings.

•	Increased liquidity. iNTELEFILM’s common stock is traded on the Nasdaq National Market. Harmony’s common stock is currently traded on the OTC Bulletin Board. Harmony was delisted from Nasdaq in February 1999 as a result of not maintaining Nasdaq’s tangible net worth requirement. Further, for the year ended March 31, 2000, iNTELEFILM’s average daily volume was approximately 32,000 shares or 0.5% of its total shares outstanding while Harmony’s average daily volume was approximately 21,000 shares or 0.15% of its total shares outstanding.

Background of the offer

      iNTELEFILM’s investment in Harmony represented its initial acquisition of an interest in a commercial production company. iNTELEFILM currently owns approximately 55% of Harmony’s outstanding common stock as of the date of this document. iNTELEFILM acquired this ownership interest over a period of time as summarized in the following table:

	Harmony		Options to Purchase
	Common Stock		Harmony Common Stock

	Number of		Number of
Date	Shares	Consideration	Shares	Consideration

July 22, 1997	600,000	$1,747,500	550,000	$260,000

July 25, 1997	769,231	2,000,000	—	—

September 25, 1997	819,500	2,401,650	200,000	330,000

Balance at December 31, 1997	2,188,731	6,149,150	750,000	590,000

June 30, 1998 (exercise of stock options)	750,000	1,715,000	(750,000)	(590,000)

July 2, 1998	250,000	432,500	—	—

November 4, 1998	494,231	968,750	—	—

Balance at December 31, 1998	3,682,962	$9,265,400	—	$—

April 15, 1999	225,000	229,754	—	—

May 21, 1999	40,000	39,304	—	—

May 25, 1999	180,000	184,575	—	—

June 25, 1999	1,600	1,622	—	—

June 28, 1999	10,000	10,217	—	—

Balance at December 31, 1999	4,139,562	$9,730,872	—	$—

      On July 22, 1997, iNTELEFILM acquired 600,000 Harmony shares and options to purchase 550,000 additional shares from Harvey Bibicoff, Harmony’s former Chief

Executive Officer, for $1,760,000 in cash and 60,000 iNTELEFILM shares valued at $247,500.

      On July 21, 1997, iNTELEFILM and Unimedia S.A. (“Unimedia”), a privately held societe anonyme organized and existing under the laws of France, entered into an agreement whereby Unimedia agreed to sell, and iNTELEFILM agreed to purchase, 1,000,000 Harmony shares and Unimedia agreed to dismiss the litigation entitled UNIMEDIA S.A. V. HARMONY HOLDINGS, INC. AND HARVEY BIBICOFF, case no. CV 96-7109 JGD (RNBx), pending in the United States District Court for the Central District of California, for $2,600,000. iNTELEFILM assigned its right to purchase 230,769 of the shares to Harmony, thereby reducing the number of issued and outstanding Harmony shares and resulting in a purchase price to iNTELEFILM of $2,000,000 in cash.

      On September 25, 1997, iNTELEFILM and Glenn B. Laken consummated an agreement pursuant to which iNTELEFILM purchased 420,000 Harmony shares from Messr. Laken at $3.15 per share, 399,500 Harmony shares from a group which was acting together with Messr. Laken at $2.70 per share, and options to purchase 200,000 Harmony shares from Messr. Laken at an exercise price of $1.50 per share for $330,000. In April 1998, iNTELEFILM assigned to Pyramid Partners, L.P., Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State Bank of New Prague Joint Account all of its right to purchase 225,000 shares of common stock of Harmony at $2.50 per share from Glenn B. Laken, a shareholder of Harmony. Pyramid Partners, L.P. is an entity of which PCM is the managing partner. Mr. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of PCM. Mr. Perkins is also President of Perkins & Partners, Inc. Mr. Dahl is President, Chief Executive Officer and Chairman of both iNTELEFILM and Harmony. In October 1998, iNTELEFILM repurchased the 225,000 shares of common stock of Harmony at $2.75 from Pyramid Partners, L.P.; Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State of New Prague Joint Account.

      On June 30, 1998, iNTELEFILM exercised stock options to purchase 750,000 Harmony shares at $1.50 per share. Harmony received cash proceeds of $1,125,000 from this exercise. On July 4, 1998, iNTELEFILM purchased 250,000 Harmony shares on the open market for $432,500 in cash. On November 4, 1998, iNTELEFILM purchased 494,231 Harmony shares directly from Harmony for a cash consideration of $968,750.

      iNTELEFILM’s 1999 purchases of Harmony common stock, aggregating 456,600 shares, were open market purchases for total consideration of $465,472 in cash. Upon completing iNTELEFILM’s April 15, 1999, purchase of 225,000 shares, its ownership of Harmony exceeded 50% of Harmony’s outstanding shares. iNTELEFILM began consolidating Harmony for financial reporting purposes on April 1, 1999.

The offer

      iNTELEFILM offers to exchange one share of its common stock for every 13.75 Harmony shares validly tendered and not properly withdrawn, subject to the terms and conditions described in this document and the related letter of transmittal. Based on the closing price of one share of iNTELEFILM common stock on March 22, 2000, the day prior to the announcement of the proposed offer, the offer had a value of $0.2864 per Harmony share. The offer will expire on the expiration date. The expiration date is 12:00 midnight, Minneapolis time, on              , 2000, unless iNTELEFILM extends the period of time for which this offer is open, in which case the term expiration date will be the latest time and date on which the offer, as so extended, expires.

      iNTELEFILM is making this offer to acquire control of, and ultimately the entire common equity interest in, Harmony. iNTELEFILM intends, as soon as possible after completion of the offer, to consummate a merger between iNTELEFILM and Harmony in which iNTELEFILM will exchange one share of its common stock for every 13.75 outstanding shares of Harmony common stock, except for Harmony common stock held by iNTELEFILM or any of its subsidiaries other than in a fiduciary capacity or in respect of debt previously contracted.

      If iNTELEFILM obtains all of the outstanding shares of Harmony common stock pursuant to this offer, tendering Harmony stockholders would own approximately 4% of the outstanding iNTELEFILM shares. See “The offer — Source and amount of funds.”

      iNTELEFILM’s obligation to exchange shares of its common stock for Harmony shares pursuant to the offer is subject to several conditions referred to below under “Conditions of iNTELEFILM’s offer.”

Timing of iNTELEFILM’s offer

      iNTELEFILM’s offer is scheduled to expire at 12:00 midnight, Minneapolis time, on              , 2000. For more information, you should read the discussion under the caption “Extension, termination and amendment.”

Extension, termination and amendment

      iNTELEFILM expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which its offer remains open, and can do so by giving oral or written notice of such extension to the exchange agent. If iNTELEFILM decides to so extend its offer, it will announce a subsequent offering period no later than 9:00 a.m., Minneapolis time, on the next business day after the previously scheduled expiration date. iNTELEFILM is not making any assurance that it will exercise its right to extend its offer by providing a subsequent offering period, although iNTELEFILM currently intends to do so until all conditions have been satisfied or waived. You will not be allowed to withdraw shares tendered during any subsequent offering period. You should read the discussion under the caption “Withdrawal rights” for details regarding the withdrawal of tendered Harmony shares.

      Subject to the SEC’s applicable rules and regulations, iNTELEFILM also reserves the right, in its sole discretion, at any time or from time to time, (a) to delay acceptance for exchange of or, regardless of whether iNTELEFILM previously accepted Harmony shares for exchange, exchange of any Harmony shares pursuant to its offer or to terminate its offer and not accept for exchange, or exchange, any Harmony shares not previously accepted for exchange, or exchanged, upon the failure of any of the conditions of the offer to be satisfied and (b) to waive any condition (other than the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the iNTELEFILM shares to be issued in its offer) or otherwise amend the offer in any respect, by giving oral or written notice of such extension, termination or amendment to the exchange agent and by making a public announcement. iNTELEFILM will follow any extension, termination or amendment, as promptly as practicable, with a public announcement. In the case of an extension, any such announcement will be issued no later than 9:00 a.m., Minneapolis time, on the next business day after the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the offer be promptly sent to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which iNTELEFILM may choose to make any public announcement, iNTELEFILM assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire.

      iNTELEFILM confirms to you that if it makes a material change in the terms of its offer or the information concerning the offer, or if iNTELEFILM waives a material condition of the offer, iNTELEFILM will extend the offer to the extent required under the Exchange Act. If, prior to the expiration date, iNTELEFILM changes the percentage of Harmony shares being sought or the consideration offered to you, that change will apply to all holders whose Harmony shares are accepted for exchange pursuant to the offer. If at the time notice of that change is first published, sent or given to you, the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, iNTELEFILM will extend the offer until the expiration of that ten business-day period. For purposes of iNTELEFILM’s offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Minneapolis time.

      iNTELEFILM may, although it does not currently intend to, elect to provide a subsequent offering period of 3 to 20 business days after the acceptance of Harmony shares in the offer if the requirements pursuant to Rule 14d-11 under the Exchange Act have been met. You will not have the right to withdraw Harmony shares that you tender in any subsequent offering period.

Exchange of Harmony shares; delivery of iNTELEFILM common stock

      Upon the terms and subject to the conditions of the offer, iNTELEFILM will accept for exchange, and will exchange, Harmony shares validly tendered and not withdrawn as promptly as practicable after the expiration date. In addition, subject to applicable rules of the SEC, iNTELEFILM expressly reserves the right to delay acceptance for exchange, or the exchange, of Harmony shares in order to comply with any applicable law. In all cases, exchange of Harmony shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of certificates for those Harmony shares (or a confirmation of a book-entry transfer of those Harmony shares in the exchange agent’s account at The Depository Trust Company), a properly completed and duly executed letter of transmittal (or a manually signed facsimile of that document) and any other required documents.

      For purposes of the offer, iNTELEFILM will be deemed to have accepted for exchange Harmony shares validly tendered and not withdrawn, as if and when iNTELEFILM notifies the exchange agent of its acceptance of the tenders of those Harmony shares pursuant to the offer. The exchange agent will deliver iNTELEFILM shares in exchange for Harmony shares tendered pursuant to the offer, and cash instead of fractional shares as soon as practicable after receipt of such notice. The exchange agent will act as agent for tendering stockholders for the purpose of receiving iNTELEFILM shares and cash to be paid instead of fractional shares from iNTELEFILM and transmitting such stock and cash to you. You will not receive interest on any cash that iNTELEFILM pays you, even if there is a delay in making the exchange.

      If iNTELEFILM does not accept any tendered Harmony shares for exchange pursuant to the terms and conditions of the offer for any reason, or if certificates are submitted for more Harmony shares than are accepted, iNTELEFILM will return certificates for such unexchanged Harmony shares without expense to the tendering stockholder or, in the case of Harmony shares tendered by book-entry transfer of such Harmony shares into the exchange agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth below under the discussion entitled “Procedure for tendering,” those Harmony shares will be credited to an account maintained within DTC, as soon as practicable following expiration or termination of the offer.

      Because the number of iNTELEFILM shares you will receive in the offer is fixed and because the market price of iNTELEFILM common stock may fluctuate prior to the completion of the offer, the value of the iNTELEFILM shares that holders of Harmony shares will receive in the offer may increase or decrease prior to and following the offer.

Cash instead of fractional shares

      iNTELEFILM will not issue certificates representing fractional shares of its common stock pursuant to the offer. Instead, each tendering stockholder who would otherwise be entitled to a fractional share will receive cash in an amount equal to such fraction, expressed as a decimal and rounded to the nearest 0.01 of a share, multiplied by the closing price for one share of iNTELEFILM’s common stock on the Nasdaq National Market on the date that iNTELEFILM accepts those Harmony shares for exchange.

Withdrawal rights

      Your tender of Harmony shares pursuant to the offer is irrevocable, except that Harmony shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date, and, unless iNTELEFILM previously accepted them pursuant to the offer, may also be withdrawn at any time after              , 2000. If iNTELEFILM elects to provide a subsequent offering period pursuant to Rule 14d-11 under the Exchange Act, you will not have the right to withdraw Harmony shares that you tender in the subsequent offering period.

      For your withdrawal to be effective, the exchange agent must receive from you a written notice of withdrawal at the appropriate address set forth on the back cover of this document, and your notice must include your name, address, social security number, the certificate number(s) and the number of Harmony shares to be withdrawn as well as the name of the registered holder, if it is different from that of the person who tendered those Harmony shares.

      A financial institution must guarantee all signatures on the notice of withdrawal. Most banks, savings and loan associations and brokerage houses are able to effect these signature guarantees for you. The financial institution must be a participant in the Securities Transfer Agents Medallion Program, an “eligible institution,” unless those Harmony shares have been tendered for the account of any eligible institution. If Harmony shares have been tendered pursuant to the procedures for book-entry tender discussed under the caption entitled “Procedure for tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Harmony shares and must otherwise comply with DTC’s procedures. If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Harmony shares withdrawn must also be furnished to the exchange agent, as stated above, prior to the physical release of such certificates. iNTELEFILM will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in iNTELEFILM’s sole discretion, and its decision shall be final and binding. Neither iNTELEFILM, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Harmony shares properly withdrawn will be deemed not to have been validly tendered for purposes of iNTELEFILM’s offer. However, you may retender withdrawn Harmony shares by following one of the procedures discussed under the captions entitled “Procedure for tendering” or “Guaranteed delivery” at any time prior to the expiration date.

Procedure for tendering

      For you to validly tender Harmony shares pursuant to the offer, (a) a properly completed and duly executed letter of transmittal (or manually executed facsimile of that document), along with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must be transmitted to and received by the exchange agent at one of its addresses set forth on the back cover of this document, and certificates for tendered Harmony shares must be received by the exchange agent at such address or those Harmony shares must be tendered pursuant to the procedures for book-entry tender set forth below (and a confirmation of receipt of such tender received (iNTELEFILM refers to this confirmation below as a “book-entry confirmation”)), in each case before the expiration date, or (b) you must comply with the guaranteed delivery procedures set forth below.

      The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Harmony shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that iNTELEFILM may enforce that agreement against such participant.

      The exchange agent will establish accounts with respect to the Harmony shares at DTC for purposes of the offer within two business days after the date of this document, and any financial institution that is a participant in DTC may make book-entry delivery of the Harmony shares by causing DTC to transfer such Harmony shares into the exchange agent’s account in accordance with DTC’s procedure for such transfer. However, although delivery of Harmony shares may be effected through book-entry at DTC, the letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an agent’s message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent at one or more of its addresses set forth on the back cover of this document prior to the expiration date, or the guaranteed delivery procedures described below must be followed. Signatures on all letters of transmittal must be guaranteed by an eligible institution, except in cases in which Harmony shares are tendered either by a registered holder of Harmony shares who has not completed the section entitled “Special Issuance Instructions” on the letter of transmittal or for the account of an eligible institution.

      If the certificates for Harmony shares are registered in the name of a person other than the person who signs the letter of transmittal, or if certificates for unexchanged Harmony shares are to be issued to a person other than the registered holder(s), the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described above.

      The method of delivery of Harmony share certificates and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

      To prevent backup federal income tax withholding with respect to cash received pursuant to our offer, you must provide the exchange agent with your correct taxpayer identification number and certify whether you are subject to backup withholding of federal income tax by completing the substitute Form W-9 included in the letter of transmittal. Some stockholders, including, among others, all corporations and some foreign individuals, are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual’s exempt status.

Guaranteed delivery

      If you wish to tender Harmony shares pursuant to iNTELEFILM’s offer and your certificates are not immediately available or you cannot deliver the certificates and all other required documents to the exchange agent prior to the expiration date, or cannot complete the procedure for book-entry transfer on a timely basis, your Harmony shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

(a) you make your tender by or through an eligible institution;

(b) a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by iNTELEFILM, is received by the exchange agent, as provided below, on or prior to the expiration date; and

(c) the certificates for all tendered Harmony shares (or a confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC as described above), in proper form for transfer, together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message) and all other documents required by the letter of transmittal are received by the exchange agent within three Nasdaq National Market trading days after the date of execution of such notice of guaranteed delivery.

      You may deliver the notice of guaranteed delivery by hand, facsimile or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in that notice.

      In all cases, iNTELEFILM will exchange Harmony shares tendered and accepted for exchange pursuant to its offer only after timely receipt by the exchange agent of certificates for Harmony shares (or timely confirmation of a book-entry transfer of such securities into the exchange agent’s account at DTC), properly completed and duly executed letter(s) of transmittal (or manually signed facsimile(s) thereof), or an agent’s message in connection with a book-entry transfer, and any other required documents.

      By executing a letter of transmittal as set forth above, you irrevocably appoint iNTELEFILM’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Harmony shares tendered and accepted for exchange by iNTELEFILM and with respect to any and all other Harmony shares and other securities issued or issuable in respect of the Harmony shares on or after              , 2000. That appointment is effective, and voting rights will be affected, when and only to the extent that iNTELEFILM deposits iNTELEFILM shares, along with any cash to be paid for fractional shares, for Harmony shares that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered Harmony shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked, and you may not give any subsequent proxies (and, if given, they will not be deemed effective). iNTELEFILM’s designees will, with respect to the Harmony shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper at any annual, special or adjourned meeting of Harmony’s stockholders or otherwise. iNTELEFILM requires that, in order for Harmony shares to be deemed validly tendered, immediately upon iNTELEFILM’s exchange of those Harmony shares, iNTELEFILM must be able to exercise full voting rights with respect to such Harmony shares.

      iNTELEFILM will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Harmony shares, in its sole discretion, and its determination shall be final and binding. iNTELEFILM reserves the absolute right to reject any and all tenders of Harmony shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. iNTELEFILM also reserves the absolute right to waive any of the conditions of its offer (other than the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement for iNTELEFILM shares to be issued in its offer), or any defect or irregularity in the tender of any Harmony shares. No tender of Harmony shares will be deemed to have been validly made until all defects and irregularities in tenders of Harmony shares have been cured or waived. Neither iNTELEFILM, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Harmony shares or will incur any liability for failure to give any such notification. iNTELEFILM’s interpretation of the terms and conditions of its offer (including the letter of transmittal and instructions thereto) will be final and binding.

      The tender of Harmony shares pursuant to any of the procedures described above will constitute a binding agreement between iNTELEFILM and you upon the terms and subject to the conditions of the offer.

Certain federal income tax consequences

      The following is a general summary of certain United States federal income tax consequences to Harmony stockholders who exchange Harmony shares for iNTELEFILM shares pursuant to the offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be applicable to Harmony stockholders in light of their particular circumstances or to Harmony stockholders subject to special treatment under United States federal income tax law (including, without limitation, partnerships, foreign persons, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities, traders in securities that elect to apply a mark-to-market method of accounting, certain U.S. expatriates, persons that hold Harmony common stock as part of a straddle, hedge, conversion transaction or other integrated investment, Harmony stockholders whose functional currency is not the United States dollar and Harmony stockholders who acquired Harmony shares through the exercise of employee stock options or otherwise as compensation). This discussion is limited to Harmony stockholders that hold their Harmony shares as capital assets and does not consider the tax treatment of Harmony stockholders that hold Harmony shares through a partnership or other pass-through entity. Furthermore, this summary does not discuss any aspect of state, local or foreign taxation.

      In the opinion of Briggs and Morgan, Professional Association, the tender of shares by Harmony stockholders pursuant to the offer will constitute a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also constitute a taxable transaction under applicable state, local and foreign income tax laws. In general, a stockholder will recognize gain or loss equal to the difference between the tax basis of his or her Harmony shares and the fair market value of the iNTELEFILM shares received on the date of the exchange, plus the amount, if any, of cash received as a payment for a fractional share. For federal income tax purposes, such gain or loss will be capital gain or loss if the shares are capital assets in the hands of the stockholder and will be long-term gain or loss if the holding period for the shares is more than one year as of the date of the sale of such shares.

      A Harmony stockholder who tenders shares may be subject to backup withholding unless the stockholder provides its taxpayer identification number and certifies that such number is correct or an exemption applies. A Harmony stockholder who does not furnish its taxpayer identification number may be subject to a penalty imposed by the IRS.

      The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential federal income tax consequences of the offer. Harmony stockholders are urged to consult their tax advisors concerning the United States federal, state, local and foreign tax consequences of the offer to them.

Effect of offer on Harmony registration under the Exchange Act

      Harmony shares are currently registered under the Exchange Act. Harmony can terminate that registration upon application to the SEC if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Harmony shares. Termination of registration of the Harmony shares under the Exchange Act would reduce the information that Harmony must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholder meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to Harmony shares. Furthermore, the ability of “affiliates” of Harmony and persons holding “restricted securities” of Harmony to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares under the Exchange Act were terminated, they would no longer be eligible for OTC Bulletin Board trading.

Purpose of iNTELEFILM’s offer; the iNTELEFILM-Harmony merger; appraisal rights

      iNTELEFILM is making the offer in order ultimately to acquire the entire common equity interest in Harmony. You will not have appraisal rights as a result of the consummation of iNTELEFILM’s offer. iNTELEFILM intends, as soon as practicable after consummation of the offer, to seek to merge Harmony with and into iNTELEFILM or a wholly-owned subsidiary. The purpose of the iNTELEFILM-Harmony merger is to acquire all Harmony shares not tendered and exchanged pursuant to the offer. In the iNTELEFILM-Harmony merger, each then outstanding Harmony share (except Harmony shares that iNTELEFILM owns for iNTELEFILM’s own account) would be converted into the same number of iNTELEFILM shares as is exchanged in the offer. The iNTELEFILM-Harmony merger may be consummated pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). Under Section 253 of the DGCL, a parent corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary corporation into itself without the approval of the stockholders of the parent corporation or of the board of directors or stockholders of the subsidiary corporation. If iNTELEFILM increases its ownership of Harmony common stock to at least 90% of Harmony’s outstanding shares, iNTELEFILM would have sufficient voting power to effect the iNTELEFILM-Harmony merger under Section 253 of the DGCL without the vote of any other stockholder of Harmony.

      Although stockholders do not have appraisal rights as a result of the offer, Harmony stockholders at the time of the iNTELEFILM-Harmony merger who do not wish to accept iNTELEFILM shares in a short-form merger under Section 253 of the DGCL will have the right under the DGCL to dissent and demand appraisal of their Harmony shares in accordance with Section 262 of the DGCL. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Harmony shares (exclusive of any element of value arising from the accomplishment or expectation of the iNTELEFILM-Harmony merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any.

      In Cede & Co. and Cinerama, Inc. v. Technicolor, Inc., the Supreme Court of the State of Delaware construed Section 262 of the DGCL and held that the “accomplishment or expectation” exclusion from the calculation of fair value set forth in the preceding sentence is narrow and is designed to eliminate use of pro forma data and projections of a speculative variety relating to the completion of a merger. The court held that it is appropriate to include in the calculation of fair value any known elements of value, including those elements of value which exist on the date of the merger because of a majority acquiror’s interim action in a two-step cash-out transaction. We cannot assure you as to the methodology a court would use to determine fair value or how a court would select which of the elements of value are to be included in such a determination. Any such judicial determination of the fair value of Harmony shares could be based upon factors other than, or in addition to, the price per Harmony share to be paid in the iNTELEFILM-Harmony merger or the market value of the Harmony shares. The value so determined could be more or less than the value of the consideration per Harmony share to be paid in the iNTELEFILM-Harmony merger.

      Rule 13e-3 under the Exchange Act, which iNTELEFILM does not believe would apply to the iNTELEFILM-Harmony merger if such merger occurred within one year of consummation of its offer, would require, among other things, that certain financial information concerning Harmony, and certain information relating to the fairness of the proposed transaction and the consideration offered to Harmony stockholders therein, be filed with the SEC and disclosed to you prior to consummation of the iNTELEFILM-Harmony merger.

      Upon consummation of the offer, iNTELEFILM (a) intends to take appropriate actions to optimize the combined entities’ assets, operations, management, personnel, general and administrative functions and corporate structure and (b) may also elect or seek the election of nominees of its choice to Harmony’s board of directors. Except as otherwise discussed elsewhere in this document, iNTELEFILM does not have any current plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, or sale of a material amount of assets, involving Harmony or any of its subsidiaries, or any material changes in Harmony’s corporate structure or business, or any change in its management.

Conditions of iNTELEFILM’s offer

      Notwithstanding any other provision of iNTELEFILM’s offer, iNTELEFILM shall not be required to accept for exchange or exchange any Harmony shares, may postpone the acceptance for exchange of or exchange for tendered Harmony shares, and may, in its sole discretion, terminate or amend the offer as to any Harmony shares not then exchanged (a) if at the expiration date iNTELEFILM has not received any required regulatory approval or (b) if on or after the date of this document and at or prior to the time of exchange of any such Harmony shares (whether or not any Harmony shares have theretofore been accepted for exchange or exchanged pursuant to the offer), any of iNTELEFILM’s other conditions are not satisfied. Those conditions are as follows:

(a) The iNTELEFILM shares to be issued to Harmony stockholders in the offer have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance;

(b) The registration statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the SEC and iNTELEFILM shall have received all necessary state securities law or “blue sky” authorizations;

(c) No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the offer or any of the other transactions contemplated by this document shall be in effect; no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits, restricts or makes illegal the consummation of iNTELEFILM’s offer; nor shall there have been a failure to obtain any required consent or approval under foreign laws or regulations which would prohibit the consummation of the offer or would have a material adverse effect on iNTELEFILM or Harmony;

(d) There shall not be pending any suit, action or proceeding by any governmental entity (i) challenging the offer, seeking to restrain or prohibit the consummation of the offer or seeking to obtain from Harmony or iNTELEFILM any damages that are material in relation to Harmony and its subsidiaries taken as a whole or iNTELEFILM and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by Harmony or iNTELEFILM or any of their subsidiaries of any material portion of the business or assets of Harmony or iNTELEFILM or any of their subsidiaries or to compel Harmony or iNTELEFILM or any of their subsidiaries to dispose of or hold separate any material portion of the business or assets of Harmony or iNTELEFILM or any of their subsidiaries as a result of the offer, (iii) seeking to prohibit iNTELEFILM from effectively controlling in any material respect the business or operations of Harmony or (iv) which otherwise is reasonably likely to have a material adverse effect on iNTELEFILM or Harmony; and

(e) Harmony shall not have entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing iNTELEFILM’s ability to acquire Harmony or otherwise diminishing the expected economic value to iNTELEFILM of the acquisition of Harmony.

      The foregoing conditions are solely for iNTELEFILM’s benefit and iNTELEFILM may assert them regardless of the circumstances giving rise to any such conditions (including any action or inaction by iNTELEFILM). iNTELEFILM may waive these conditions in whole or in part (other than the regulatory approvals condition and the conditions relating to the absence of an injunction and the effectiveness of the registration statement). The determination as to whether any condition has been satisfied shall be in iNTELEFILM’s reasonable judgment and will be final and binding on all parties. The failure by iNTELEFILM at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time. Notwithstanding the fact that iNTELEFILM reserves the right to assert the failure of a condition following acceptance for exchange but prior to exchange in order to postpone, terminate or amend iNTELEFILM’s obligation to exchange properly tendered Harmony shares, iNTELEFILM will either promptly exchange such Harmony shares or promptly return such Harmony shares.

Certain relationships with Harmony

      As of the date of this document iNTELEFILM beneficially owned for its own account 4,139,562 Harmony shares. Three members of iNTELEFILM’s board of directors, Christopher T. Dahl, Richard W. Perkins and William E. Cameron, are members of Harmony’s board of directors. For further information please refer to “Material Contacts between iNTELEFILM and Harmony.”

Fees and expenses

      iNTELEFILM has retained Georgeson Shareholder Communications, Inc. to act as the information agent in connection with its offer. The information agent may contact holders of Harmony shares by mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward iNTELEFILM’s offer materials to beneficial owners of Harmony shares. The information agent will be paid a customary fee for such services, plus reimbursement of out-of-pocket expenses, and iNTELEFILM will indemnify the information agent against certain liabilities and expenses in connection with its offer, including liabilities under federal securities laws. If you tender your shares, you will not be obligated to pay any charges or expenses of the exchange agent. However, iNTELEFILM will not pay any fees or commissions to any broker, dealer or other persons (other than the information agent) for soliciting tenders of Harmony shares pursuant to the offer.

Accounting treatment

      iNTELEFILM has historically accounted for the acquisition of its existing 55% ownership interest of Harmony as a “purchase” and accordingly, shares acquired pursuant to the offer will also be accounted for as a “purchase,” as such term is used under GAAP, for accounting and financial reporting purposes. Harmony has been and will continue to be treated as the acquired corporation for such purposes. The proportionate share of Harmony’s assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the offer and combined with the historical book values of the assets and liabilities of iNTELEFILM. Applicable income tax effects of such adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets, liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as an intangible asset and amortized against the combined company’s earnings over a seven-year period following completion of the offer.

      iNTELEFILM has prepared the unaudited pro forma financial information contained in this document using the purchase accounting method to account for the offer and the merger. For further information please refer to “Pro Forma Condensed Combined Financial Statements (Unaudited)” on page 49.

Nasdaq National Market listing

      iNTELEFILM’s common stock is listed on the Nasdaq National Market. iNTELEFILM will make an application to list on the Nasdaq National Market the shares that it will issue pursuant to the offer.

Material Contacts Between iNTELEFILM and Harmony

       Since August 1998, iNTELEFILM has received administrative, legal and accounting services from MMLLC, an entity owned by Christopher T. Dahl, Chairman of the Board, President and Chief Executive Officer of both iNTELEFILM and Harmony, and Richard W. Perkins, a non-employee member of the board of directors of both iNTELEFILM and Harmony. Employees of MMLLC also provide similar services to Harmony. iNTELEFILM pays a set monthly fee of $125,000 for such services. All outside services directly attributable to iNTELEFILM are billed directly to iNTELEFILM. iNTELEFILM paid MMLLC an aggregate of $745,000 for services during 1998, $370,000 of which was paid in conjunction with expenses incurred in the sale of iNTELEFILM’s radio stations, and an aggregate of $1,095,000 for services during 1999, $550,000 of which was paid in conjunction with expenses incurred in the sale of iNTELEFILM’s radio stations. Harmony pays a set monthly fee of $55,000 for services provided to it. Harmony paid MMLLC an aggregate of $463,720 for such services during its fiscal year ended June 30, 1999. The salaries of three officers of iNTELEFILM, James G. Gilbertson, Steven C. Smith and Jill J. Theis, are paid by MMLLC. The services of Chief Operating Officer, Chief Financial Officer and General Counsel are rendered by Messrs. Gilbertson, Smith and Ms. Theis, respectively, on a shared basis with Harmony. In August 1998, MMLLC entered into a consulting arrangement with Mr. Perkins pursuant to which Mr. Perkins provided consulting services to iNTELEFILM in connection with the restructuring of iNTELEFILM following its sale of radio stations. Mr. Perkins was not paid for such services during 1998. Through MMLLC, iNTELEFILM paid Mr. Perkins $170,000 for such services during 1999. MMLLC terminated the foregoing consulting arrangement effective December 31, 1999. MMLLC also has a consulting arrangement with William E. Cameron, a non-employee member of iNTELEFILM’s the Board of Directors of iNTELEFILM and Harmony, pursuant to which Mr. Cameron provides consulting services to iNTELEFILM and Harmony in connection with the ongoing business strategies of such entities. Through MMLLC, Harmony paid Mr. Cameron $36,000 and $45,061 for such services during 1998 and 1999, respectively.

      In connection with the July 1997 acquisition by iNTELEFILM of Harmony shares, iNTELEFILM borrowed an aggregate of $1.25 million from three parties: Rodney P. Burwell, a former director of iNTELEFILM, Pyramid Partners, L.P., an entity of which Perkins Capital Management, Inc. (“PCM”) is the managing partner, and William M. Toles, a shareholder of iNTELEFILM. Mr. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of PCM. Mr. Toles is a member of the Board of Directors of Harmony. Their loans were evidenced by notes bearing interest at 10% per annum, initially payable in July 1998, and amended in June 1998 to be payable in October 1998. Warrants to purchase an aggregate of 125,000 iNTELEFILM shares at $4.00 per share were issued to those lenders in July 1997. In connection with the June 1998 amendment to such notes, (a) the interest rate on the note issued to Mr. Burwell was increased to 20% per annum effective July 1998, (b) an additional warrant to purchase 25,000 iNTELEFILM shares at $3.0625 per share was issued to Pyramid Partners, L.P., and (c) an additional warrant to purchase 12,500 iNTELEFILM shares at $3.0625 per share was issued to Mr. Toles. In November 1998, iNTELEFILM repaid Messrs. Perkins, Toles and Burwell in full.

      Messrs. Dahl, Perkins and Cameron are directors of Harmony. In January 1998, iNTELEFILM received proceeds of $611,000 and paid debt issuance costs of $39,000 through the issuance of a note payable to Harmony on face amount of $650,000. The note payable bore interest at 15% per annum, was unsecured and was due upon demand. In

May 1998, iNTELEFILM repaid $322,863 of principal on the note and $36,062 of interest which had accrued through May 1998. iNTELEFILM repaid the entire note along with accrued interest in June 1998.

      In April 1998, iNTELEFILM assigned to Pyramid Partners, L.P., Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State Bank of New Prague Joint Account all of its right to purchase 225,000 shares of common stock of Harmony at $2.50 per share from Glenn B. Laken, a shareholder of Harmony. Pyramid Partners, L.P. is an entity of which PCM is the managing partner. Mr. Perkins, a director of both iNTELEFILM and Harmony, is President and Chief Executive Officer of PCM. Mr. Perkins is also President of Perkins & Partners, Inc. Mr. Dahl is President, Chief Executive Officer and Chairman of both iNTELEFILM and Harmony. In October 1998, iNTELEFILM repurchased the 225,000 shares of common stock of Harmony at $2.75 from Pyramid Partners, L.P.; Perkins & Partners, Inc., Profit Sharing Plan & Trust; and Christopher T. Dahl and State of New Prague Joint Account.

      From November 1998 to March 2000, iNTELEFILM advanced Harmony operating funds under notes receivable, of which approximately $3.2 million remained outstanding as of March 1, 2000. The notes receivable bear an interest rate of 14%. On March 22, 2000, iNTELEFILM called these notes. As a result of Harmony’s inability to repay the notes within the 30-day demand period, on May 1, 2000, iNTELEFILM granted Harmony a temporary forebearance of the default to allow Harmony time to consider its alternatives.

      Certain executive officers and directors of iNTELEFILM also serve as executive officers or directors of Harmony. Mr. Dahl serves as the Chairman of the Board, President and Chief Executive Officer of both iNTELEFILM and Harmony. Messrs. Gilbertson and Smith serve as the Chief Operating Officer and Chief Financial Officer, respectively, iNTELEFILM and Harmony. Ms. Theis serves as the Secretary and General Counsel of both iNTELEFILM and Harmony. Messrs. Perkins and Cameron are directors of both iNTELEFILM and Harmony.

      On June 30, 1998, iNTELEFILM exercised its stock options to purchase 750,000 Harmony shares for $1.50 per share. These options were purchased from third parties by iNTELEFILM in previous transactions for consideration totaling $790,000. Additionally, 550,000 of such options were purchased from Harvey Bibicoff, Harmony’s former Chief Executive Officer concurrent with iNTELEFILM’s initial investment in Harmony.

      Effective as of August 1, 1999, iNTELEFILM purchased the Option and Share Transfer Agreement (“Option Agreement”) entered into by Harmony and the four principal executives (collectively, “Curious Management”) of Curious Pictures Corporation (“Curious Pictures”) dated December 15, 1996, from Curious Management. Under the Option Agreement, Curious Management could earn the right to purchase 50% of the outstanding stock of Curious Pictures from Harmony upon the achievement of certain specified financial goals. Pursuant to iNTELEFILM’s purchase agreement and based on the results of operations of Curious Pictures, it was agreed by all parties that Curious Management’s rights to purchase the 50% equity interest in Curious Pictures had fully vested and were exercisable for consideration totaling $50. Following its purchase of the Option Agreement, iNTELEFILM acquired 50% of Curious Pictures through the exercise of stock options granted under the Option Agreement. iNTELEFILM also acquired a 1% equity interest in Curious Pictures owned by Curious Management that was initially conveyed to Curious Management upon signing the Option Agreement. The consideration paid to Curious Management by iNTELEFILM for the aforementioned acquisitions aggregated $3.0 million consisting of $1.5 million in cash and a $1.5 million note receivable bearing an interest rate of 8%, which was paid on May 31, 2000. As a result of the aforementioned transaction, iNTELEFILM came to own 51% of the outstanding stock of Curious Pictures and Harmony came to own 49% of the outstanding stock of Curious Pictures.

      In addition, as of January 1, 1999, Curious Pictures entered into new five-year employment agreements with each of the four members of Curious Management. As part of the compensation to be paid to Curious Management, at the end of each employment year, each member of Curious Management was granted the right to purchase from Harmony, one share of Curious Pictures, representing 1% of the capital stock of Curious Pictures. As a result, if all of the members of Curious Management exercise all of their new options over the five-year term of their employment agreements, iNTELEFILM will own 51% of the Curious Pictures stock, Curious Management will collectively own 20%, and Harmony will own the remaining 29%. Additionally, iNTELEFILM granted Curious Management warrants to purchase 300,000 shares of iNTELEFILM’s common stock for approximately $1.92 per share.

      iNTELEFILM, Harmony, and Curious Management also entered into a Stock Agreement effective as of August 1, 1999. Under this agreement, the members of Curious Management were granted the right to sell to iNTELEFILM, the shares of Curious Pictures that they earn from Harmony (the put right), and iNTELEFILM obtained the right to purchase such shares from Curious Management (the call right). The price to be paid by iNTELEFILM to Curious Management under the put or call is $96,774 per share. These options have been valued at their intrinsic value as of August 1, 1999 ($54,000 per option). The related compensation expense will be recognized ratably over the employment agreement service period and reflected as a minority interest on iNTELEFILM’s balance sheet. Further, the minority interest will be ratably accreted to the value of management’s put right ($96,774 per share) over the time period from the option vesting date to the date that the put right may be exercised. During the three month period ended September 30, 1999, iNTELEFILM recognized compensation expense and accretion of the minority interest of $60,000 and $21,000, respectively, resulting in a minority interest valuation aggregating $81,000 at September 30, 1999.

Description of iNTELEFILM Capital Stock

       iNTELEFILM’s Articles of Incorporation authorize it to issue 50,000,000 shares, with a par value of $0.02 per share. As of May 1, 2000, a total of 6,418,866 shares were issued and outstanding and an additional 3,885,835 shares were reserved for issuance pursuant to options, restricted stock grants and warrants. The remaining shares are undesignated.

Common Stock

      No share of iNTELEFILM common stock is entitled to preference over any other share and each share of common stock is equal to every other share in all respects. The holders of common stock, other than non-voting shares, are entitled to one vote for each share held of record at each meeting of shareholders. The non-voting shares may become shares with full voting rights at such time as they are transferred by the current holder. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding common stock is, and the shares offered by iNTELEFILM hereby upon payment therefor will be, fully paid and nonassessable.

      The board of directors of iNTELEFILM has the authority to issue the remaining unissued authorized shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could also be issued to deter or delay a takeover or other change in control of iNTELEFILM.

      Holders of iNTELEFILM common stock have no preemptive rights to purchase additional securities which may be offered by iNTELEFILM. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All iNTELEFILM shares are entitled to participate equally in all dividends when, as and if declared by the board of directors out of funds legally available therefor.

Non-Voting Common Stock

      iNTELEFILM issued 189,041 shares of non-voting common stock in April 1992. All non-voting stock was issued in order to avoid attribution of interests under FCC regulations, and all non-voting stock is convertible to voting stock on a share for share basis if such conversion would not result in FCC attribution of interests.

Preferred Stock

      iNTELEFILM’s Articles of Incorporation authorize iNTELEFILM’s board of directors, without further shareholder action, to issue shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences of the preferred stock.

      Although there is no current intention to do so, the board of directors of iNTELEFILM may, without shareholder approval, issue additional shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power or dividend rights of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of iNTELEFILM.

iNTELEFILM shareholder rights plan

      In February 1998, iNTELEFILM’s board of directors declared a dividend of one common share purchase right (a “Right”) for each share of iNTELEFILM common stock outstanding as of the close of business on February 27, 1998 (the “Record Date”). Each Right entitles the registered holder to purchase from iNTELEFILM, after the distribution date of the Rights, common shares at an initial price of $18.00, subject to adjustment. The board of directors of iNTELEFILM further directed the issuance of one Right, subject to adjustment, with respect to each common share that shall become outstanding between the Record Date and the earliest of the distribution date of the Rights, the redemption date of the Rights or the final expiration date of the Rights. The Rights may be issued with respect to common shares that become outstanding after the distribution date and prior to the earlier of the redemption date or the final expiration date in certain circumstances. The Rights will be issued upon the terms and subject to the conditions set forth in a Rights Agreement dated as of February 19, 1998, between iNTELEFILM and Norwest Bank Minnesota, N.A., as rights agent.

      The Rights become exercisable at any time after the distribution date. The distribution date is defined as the close of business on the earlier to occur of (a) the fifteenth business day or such later date as may be determined by action of the board of directors of iNTELEFILM after the date of the commencement by any person or group of affiliated or associated persons or the first public announcement of the intention of any person or group of affiliated or associated persons to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person or group of affiliated or associated persons of twenty percent (20%) or more of the common shares of iNTELEFILM, or (b) the fifteenth business day (or such later date as may be determined by action of the board of directors of iNTELEFILM) after the first date of public announcement by iNTELEFILM or an acquiring person that any person or group of affiliated or associated persons, not including:

•	iNTELEFILM;

•	any subsidiary of iNTELEFILM;

•	any person holding common shares acquired by that person in a transaction occurring after the Record Date and approved in advance in writing by a majority of disinterested directors of iNTELEFILM’s board of directors to the extent, but only to the extent, of the common shares so held;

•	any employee benefit plan of iNTELEFILM or of any subsidiary of iNTELEFILM;

•	any person holding common shares for or pursuant to the terms of any employee benefit plan of this sentence to the extent, but only to the extent, of the common shares so held;

•	any person who or which, together with all affiliates and associates of such person, becomes the beneficial owner of twenty percent (20%) or more of the then outstanding common shares as a result of the acquisition of common shares directly from iNTELEFILM; or

•	any person who or which, together with all affiliates and associates of such person, is the beneficial owner of twenty percent (20%) or more of the common shares outstanding on the twentieth business day preceding the Record Date. A person is deemed to be an acquiring person upon becoming the beneficial owner, together with all affiliates and associates of such person, of any additional common shares representing an incremental increase of twenty percent (20%) or more of the common shares then outstanding, which were acquired at any time after the twentieth business day preceding the Record Date).

      The Rights will expire at the close of business on February 13, 2008, unless the Rights are earlier redeemed or exchanged by iNTELEFILM, in each case as described below.

      The purchase price, the number and the kind of shares covered by each Right are subject to adjustment from time to time to prevent dilution. The number of outstanding Rights and the number of common shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split or a stock dividend on the common shares or consolidations or combinations of the common shares occurring prior to the distribution date. Common shares purchasable upon exercise of the Rights will not be redeemable.

      If any person or group of affiliated or associated persons becomes an acquiring person, each holder of a Right, other than the Rights that are or were acquired or beneficially owned by the acquiring person (which will thereupon become null and void), will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of common shares having a market value of two times the exercise price of the Right. If, on or after the share acquisition date (as defined below), iNTELEFILM is, in effect, acquired in a merger or other business combination transaction, or fifty percent (50%) or more of its consolidated assets or earning power is sold, proper provisions will be made so that each holder of a Right (other than Rights owned by that person or group, which will have become null and void) will thereafter have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of shares of capital stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

      At any time after any person or group becomes an acquiring person and before the earlier of one of the events described in the previous paragraph, the board of directors of iNTELEFILM may exchange the Rights (other than Rights owned by that person or group, which will have become null and void), in whole or in part, at an exchange ratio of one common share per Right, subject to adjustment. As described in the Rights Agreement, Rights issued to any person who becomes an acquiring person become null and void.

      With certain exceptions, no adjustment in the purchase price will be required unless such cumulative adjustments require an adjustment of at least 1% in the purchase price. iNTELEFILM is not required to issue fractional common shares. In lieu thereof, an adjustment in cash will be made based on the market price of the common shares on the last trading day prior to the date of exercise.

      At any time prior to the earlier of (x) the close of business on the tenth business day after the first date of public announcement by iNTELEFILM or an acquiring person that an acquiring person has become such (the “Shares Acquisition Date”), or (y) the Final Expiration Date, iNTELEFILM may redeem all but not less than all of the then outstanding Rights at a redemption price of $0.01 per Right, subject to adjustment, in cash, with common shares, or other consideration deemed appropriate by iNTELEFILM. Immediately upon the action of the board of directors of iNTELEFILM ordering the redemption of the Rights, the right to exercise the Rights will terminate.

      For so long as the Rights are then redeemable, iNTELEFILM in its sole and absolute discretion may from time to time rescind, change, supplement or amend the rights agreement in any respect without the approval of any holders of rights certificates. At any time when the Rights are no longer redeemable, iNTELEFILM may supplement or amend the rights agreement without the approval of any holders of rights certificates in order to cure ambiguities, correct or supplement defective or inconsistent provisions, shorten or lengthen time periods, or otherwise change, delete or supplement provisions, so long as any such change, deletion or amendment does not adversely affect the interests of the holders of the Rights (other than an acquiring person or an affiliate or associate of an acquiring person, in whose hands all Rights are null and void).

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of iNTELEFILM pursuant to such Right, including, without limitation, the right to vote or to receive dividends.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire iNTELEFILM without conditioning the offer on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the board of directors of iNTELEFILM since the board of directors may, at its option and in its sole and absolute discretion, redeem the Rights as provided in the rights agreement.

      The rights agreement between iNTELEFILM and the Rights Agent specifying the terms of the Rights, which includes the form of right certificate and the form of summary of rights to purchase common shares as exhibits, is attached as an exhibit to iNTELEFILM’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 20, 1998. See “Where You Can Find More Information” on page 5. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, which is hereby incorporated herein by reference.

Price Range of Common Stock and Dividends

iNTELEFILM

      iNTELEFILM common stock is listed on the Nasdaq National Market and traded under the symbol “FILM.” The following table sets forth, for the calendar periods indicated, the high and low reported sales prices per share of iNTELEFILM common stock on the Nasdaq National Market.

	Price Range of
	Common Stock

	High	Low

1998

First Quarter	$4.313	$3.188

Second Quarter	4.063	3.000

Third Quarter	3.375	2.875

Fourth Quarter	3.688	2.813
1999

First Quarter	3.063	1.719

Second Quarter	2.188	1.594

Third Quarter	2.563	1.500

Fourth Quarter	5.250	1.625
2000

First Quarter	5.125	3.375

Second Quarter (through May 31, 2000)	3.188	2.063

Harmony

      Harmony common stock is traded on the OTC Bulletin Board and traded under the symbol “HAHO.” The following table sets forth, for the calendar periods indicated, the high and low reported sales prices per share of Harmony common stock on the OTC Bulletin Board reporting system. Such over-the-counter market quotations reflect interdealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price Range of
	Common Stock

	High	Low

1998

First Quarter	$2.0625	$1.3125

Second Quarter	1.8125	1.3125

Third Quarter	1.6875	1.0000

Fourth Quarter	1.4375	1.1875
1999

First Quarter	1.5000	1.0000

Second Quarter	1.0625	0.8750

Third Quarter	1.1250	0.3125

Fourth Quarter	0.4375	0.1250
2000

First Quarter	0.3000	0.1250

Second Quarter (through May 31, 2000)	0.2600	0.1300

Dividend Policy of iNTELEFILM and Harmony

       The holders of iNTELEFILM and Harmony common stock receive dividends if and when declared by their respective board of directors out of funds legally available therefor. The declaration and payment of dividends by iNTELEFILM after completion of the tender offer will depend upon business conditions, operating results, capital and reserve requirements and the iNTELEFILM board of directors’ consideration of other relevant factors. iNTELEFILM and Harmony have historically not paid dividends and iNTELEFILM intends to retain future earnings, if any, to fund the development and growth of its business.

Comparison of Security Holder Rights

       iNTELEFILM is incorporated under the laws of the State of Minnesota. Harmony is incorporated under the laws of the State of Delaware. Upon completion of the tender offer, Harmony stockholders, whose rights are currently governed by the DGCL, the certificate of incorporation of Harmony and the amended and restated bylaws of Harmony, will become shareholders of iNTELEFILM, and their rights as such will be governed by the Minnesota Business Corporation Act (the “MBCA”), the iNTELEFILM articles of incorporation, as amended, and the bylaws of iNTELEFILM. The material differences between the rights of holders of Harmony common stock and the rights of holders of iNTELEFILM common stock, resulting from the differences in their governing documents, are summarized below.

      The following summary does not purport to be a complete statement of the rights of holders of iNTELEFILM common stock under applicable Minnesota law, the iNTELEFILM articles of incorporation and the iNTELEFILM bylaws or the rights of the holders of Harmony common stock under applicable Delaware law, the Harmony certificate of incorporation and the Harmony bylaws, or a complete description of the specific provisions referred to herein. This summary enumerates material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL, the MBCA and the governing corporate instruments of iNTELEFILM and Harmony, to which the holders of Harmony common stock are referred. Copies of such governing corporate instruments of iNTELEFILM and Harmony are available, without charge, to any person, including any beneficial owner to whom this prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Number of directors

      The DGCL requires that Harmony’s board consists of one or more directors, the number to be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors. Harmony’s bylaws require that its board consist of between one and seven directors, as fixed by the board. Harmony’s board currently consists of five directors. The MBCA requires that iNTELEFILM’s board consists of one or more directors, the number to be fixed by or in the manner provided in iNTELEFILM’s articles or bylaws. iNTELEFILM’s bylaws require that its board consist of at least one or more directors, as fixed by the board. iNTELEFILM’s board currently consists of four directors.

Election of directors

      The DGCL permits a board of directors to be divided into classes without regard to the size of the board of directors. Harmony’s board is not classified. Under the DGCL, cumulative voting in the election of directors does not exist unless specified in the certificate of incorporation. Harmony’s certificate does not provide for cumulative voting. Harmony’s bylaws require directors be elected at each annual meeting of shareholders, or at a special meeting of stockholders in the event no annual meeting occurs, by the affirmative vote of a majority of stockholders or, in the event of a vacancy in the board of directors, by the affirmative vote of a majority of the directors serving at the time of such vacancy.

      The MBCA permits a board of directors to be divided into classes without regard to the size of the board of directors. iNTELEFILM’s board is not classified. Under the MBCA, cumulative voting in the election of directors is mandatory unless the articles of incorporation provide there shall be no cumulative voting. iNTELEFILM’s articles contain a provision eliminating cumulative voting. iNTELEFILM’s bylaws require directors be elected by the affirmative vote of a majority of shareholders present at any regular meeting of shareholders or, in the event of a vacancy in the board of directors, by the affirmative vote of a majority of the directors serving at the time of such vacancy.

Removal of directors

      The DGCL provides that, unless otherwise provided in the certificate of incorporation, any director or all directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. Harmony’s certificate does not alter these provisions. The MBCA provides that unless otherwise provided in articles or bylaws, directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. iNTELEFILM’s bylaws allow any director to be removed with or without cause (i) at any meeting of the shareholders called for that purpose by a majority of the iNTELEFILM common stock represented and entitled to vote at the meeting or (ii) at any meeting of iNTELEFILM’s board by a majority vote of remaining directors present.

Vacancies on the board of directors

      The MBCA and iNTELEFILM’s bylaws provide that vacancies in the board may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, or existing directors at the time of an increase. The MBCA and iNTELEFILM’s bylaws also provide that a director elected to fill a vacancy serves until the next regular or special meeting of shareholders and until the director’s successor is elected and qualified. The DGCL provides that, unless otherwise provided in the certificate of incorporation, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum. Harmony’s certificate provides that board vacancies may be filled only by the vote of a majority of the remaining directors, even if these directors do not constitute a quorum of Harmony’s board or if only one director remains on the board, and that any director so elected will hold office until the next annual meeting and until the director’s successor is elected and qualified.

Shareholder action by written consent

      Harmony’s bylaws provide that any action required or permitted to be taken at a stockholder meeting may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. iNTELEFILM’S bylaws provide that any action required or permitted to be taken at a shareholder meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and evidenced by written consent of all the shareholders.

Amendment to articles/certificate of incorporation

      The DGCL allows Harmony’s certificate to be altered, amended, or repealed only upon the board’s recommendation and by a vote of a majority of the stock outstanding and entitled to vote. The MBCA provides that amendments to iNTELEFILM’s article of incorporation must be recommended to the iNTELEFILM shareholders by the board or a shareholder or shareholders holding three percent or more of the voting power of the shares entitled to vote and approved by a majority of the votes entitled to be cast by any voting group that has a right to vote on the amendment, unless a higher percentage is specified by the MBCA, iNTELEFILM’s articles of incorporation or iNTELEFILM’s board. Proposed amendments must approved by the affirmative vote of either the specified proportion or number of shareholders necessary to transact the type of business described in the proposed amendment at a meeting.

Amendment to bylaws

      The DGCL provides that, unless otherwise designated in the certificate of incorporation, bylaws may be amended or repealed by the stockholders entitled to vote. Harmony’s bylaws provide that the board may amend or repeal the bylaws. Harmony’s bylaws also provide for amendment or repeal at any annual or special meeting of the stockholders by the vote of a majority of the holders of shares of capital stock issued, outstanding end entitled to vote on the issue. The MBCA provides that unless reserved by the articles to the shareholders, the board has the power to amend or repeal bylaws. iNTELEFILM’s bylaws provide that they may be amended or repealed by the board or shareholders, except that amendments affecting the qualifications, classifications, number, term, procedures for removal or filling of vacancies of the board of directors, or fixing a quorum for shareholder meetings, may only be made by a majority vote of shareholders.

Calling of special meeting of security holders

      The DGCL provides that special meetings of stockholders may be called by the board or by such persons or persons as may be authorized by the certificate or bylaws. Harmony’s bylaws authorizes the board, the chief executive officer, or the chairman of the board at the written request of a majority of the board to call special meetings of stockholders. Stockholders must be provided written notice of a special meeting no less than 10 days and no more than 60 days before the special meeting is to occur. The MBCA and iNTELEFILM’s bylaws provide that special meetings of shareholders may only be called by the president, treasurer, or two or more directors, and must be called by the president at the request of the holders of not less than ten percent of the outstanding shares entitled to vote at the meeting.

Anti-takeover measures

      Both Minnesota law and Delaware Law contain provisions intended to protect security holders from individuals or companies attempting a takeover of a corporation in certain circumstances. The anti-takeover provisions of the MBCA and the DGCL differ in a number of respects, and the following is a summary of certain significant differences. A comparison of the Delaware and Minnesota statutes reveals that Minnesota law is somewhat more restrictive with respect to a prospective takeover attempt than Delaware. In Minnesota, an interested shareholder is one who owns 10 percent of the outstanding shares while in Delaware 15 percent is the threshold. An interested shareholder must wait four years in Minnesota to engage in prohibited business combinations, while the waiting period is only three years in Delaware. Minnesota also has a potentially broader definition of a business combination which encompass a larger variety of transactions.

iNTELEFILM shareholder rights plan

      iNTELEFILM adopted a shareholder rights plan in February 1998. Rights become exercisable and entitle holders of such rights to purchase iNTELEFILM common stock as a result of certain acquisitions of and tender or exchange offers for iNTELEFILM common stock. iNTELEFILM’s shareholder rights plan may have the effect of discouraging unsolicited mergers or acquisitions of iNTELEFILM common stock. For a more detailed description of such plan see “Description of iNTELEFILM capital stock — iNTELEFILM shareholders rights plan.”

      Harmony has not adopted a stockholder rights plan.

Control share acquisition

      The Minnesota “control share acquisition” statute establishes various disclosure and stockholder approval requirements to be met by individuals or companies attempting a takeover. Delaware has no comparable provision. The Minnesota statute applies to an “issuing public corporation.” An “issuing public corporation” is one which is incorporated under or governed by Minnesota law and has at least 50 stockholders. iNTELEFILM is subject to the statute; Harmony, because it is a Delaware corporation, is not subject to the statute.

      The Minnesota statute requires disinterested shareholder approval for any acquisition of shares of an “issuing public corporation” which results in the “acquiring person” owning 20 percent or more of the outstanding shares of such corporation. Shareholders which exceed this threshold without shareholder approval lose their voting rights and are subject to certain redemption privileges of the corporation. These shares regain their voting rights only if the acquiring person discloses certain information to the corporation and these voting rights are granted by the shareholders at a special or annual meeting of the shareholders. The Minnesota control share acquisition statute applies unless the “issuing public corporation” opts out of the statute in its articles of incorporation or bylaws. Neither the Articles of Incorporation nor the Bylaws of iNTELEFILM contain such an opt out provision.

Business combinations

      While there is no Delaware statute comparable to the Minnesota control share acquisition statute, both Minnesota and Delaware have business combination statutes that are intended primarily to deter highly leveraged takeover bids which propose to use the target’s assets as collateral for the offeror’s debt financing and to liquidate the target, in whole or in part, to satisfy financing obligations.

      The MBCA states that an issuing public corporation (as described above) may not engage in certain business combinations with any person that acquires beneficial ownership of ten percent or more of the voting stock of that corporation (i.e., an interested stockholder) for a period of four years following the date that the person became a ten percent stockholder (the share acquisition date) unless, prior to that share acquisition date, a committee of the corporation’s disinterested directors approve either the business combination or the acquisition of shares.

      In contrast to the Minnesota provisions, the DGCL Section 203 provides that any person, including a corporation, acquiring 15 percent of more of the voting stock of a Delaware corporation is designated as an interested stockholder and the corporation may not engage in certain business combinations with such person for a period of three years unless one of the following conditions is met: (a) prior to the date the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in such person becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such person owned at least 85% of the voting stock of the corporation (excluding those shares owned by directors who are also officers and shares owned by certain employee stock ownership plans); (c) the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of two-thirds of the outstanding voting shares held by disinterested stockholders. The Delaware provisions also do not apply to any business combination in which the corporation, with the support of a majority of those directors who were serving as directors before any person became an interested stockholder, proposes a merger, sale, lease, exchange or other disposition of at least 50 percent of its assets, or supports (or does not oppose) a tender offer for at least 50 percent of its voting stock. In that case, all interested stockholders are released from the three-year prohibition and may compete with the corporation sponsored transaction.

      DGCL Section 203 differs from Minnesota’s control share acquisition provisions in that under the DGCL, an otherwise prohibited business combination may be permitted by board approval, by stockholder approval, or by an acquisition of 85 percent of the outstanding shares of voting stock. Under the MBCA, a prohibited transaction is only permitted by advance board committee approval. In addition, the Delaware statute states that if the corporation proposes a merger or sale of assets, or does not oppose a tender offer, all interested stockholders are released from the three-year prohibition and may compete with the company-sponsored transaction in certain circumstances. Minnesota law does not have a comparable provision.

      Both the MBCA and the DGCL permit a corporation to opt out of the business combination statute by electing to do so in its articles or certificate of incorporation or bylaws. Neither the Certificate of Incorporation nor the Bylaws of Harmony contain such an opt out provision. Similarly, neither the Articles of Incorporation nor the Bylaws of iNTELEFILM contain such an opt out provision.

      DGCL Section 203 does not apply to the iNTELEFILM tender offer because prior to the date iNTELEFILM became an interested stockholder of Harmony, Harmony’s board of directors approved of the transactions which resulted in iNTELEFILM becoming an interested stockholder.

Other anti-takeover provisions

      The MBCA includes three other provisions relating to takeovers that are not included in the DGCL. These provisions address a corporation’s use of golden parachutes, greenmail and the standard of conduct of the board of directors in the consideration of takeover proposals.

      Minnesota law contains a provision which prohibits a publicly-held corporation from entering into or amending agreements (commonly referred to as golden parachutes) that increase current or future compensation of any officer or director during any tender offer or request or invitation for tenders. Minnesota law also contains a provision which limits the ability of a corporation to pay greenmail. The statute provides that a publicly-held corporation is prohibited from purchasing or agreeing to purchase any shares from a person who beneficially owns more than five percent of the voting power of the corporation if the shares had been beneficially owned by that person for less than two years, and if the purchase price would exceed the market value of those shares. However, a purchase will not violate the statute if it is approved at a meeting of the stockholders by a majority of the voting power of all shares entitled to vote or if the corporation’s offer is of at least equal value per share and to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted. Minnesota law also authorizes the board of directors, in considering the best interests of the corporation in a proposed acquisition of an interest in the corporation, to consider the interest of the corporation’s employees, customers, suppliers and creditors, the economy of the state and nation, community and social considerations and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may best be served by the continued independence of the corporation.

Indemnification

      Minnesota law generally provides for mandatory indemnification of persons acting in an official capacity on behalf of the corporation if the person acted in good faith, received no improper personal benefit, acted in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, in the case of criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

      Delaware law permits a corporation to indemnify officers, directors, employees or agents and expressly provides that the indemnification provided for therein shall not be deemed exclusive of any indemnification right provided under any bylaw, vote of stockholders or disinterested directors or otherwise. In this way, the provision in Delaware law is broader than that in Minnesota law. Delaware law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against parties entitled to indemnity for their conduct on behalf of the corporation, provided that each person acted in good faith and in a manner that person reasonably believed was in or not opposed to the best interests of the corporation. Indemnification is available in a criminal action only if the person seeking indemnity had no reasonable cause to believe that the person’s conduct was unlawful. Delaware law does not allow indemnification for directors in the case of an action by or in the right of the corporation (including stockholder derivative suits) as to which such director shall have been adjudged to be liable to the corporation unless indemnification (limited to expenses) is ordered by a court.

      The Bylaws of iNTELEFILM provide for indemnification to the full extent provided by Minnesota law. The Bylaws of Harmony also provide for indemnification to the full extent permitted by Delaware law.

Dissenters’ rights and appraisal rights in connection with corporate reorganizations and other actions

      Under Minnesota law and Delaware law, security holders have the right, in some circumstances, to dissent from certain corporate transactions by demanding payment in cash for their shares equal to the fair value as determined by agreement with the corporation or by a court in an action timely brought by the dissenters. Minnesota law, in general, affords dissenters’ rights upon certain amendments to the articles that materially and adversely affect the rights or preferences of the shares of the dissenting shareholder, upon the sale of substantially all corporate assets, and upon merger or exchange by a corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held.

      Delaware law allows for rights of appraisal only in certain mergers or consolidations. Although Harmony stockholders will not have appraisal rights in connection with the offer, Harmony stockholders who do not wish to accept iNTELEFILM shares in any merger which follows the offer will have the right under Delaware law to dissent and demand appraisal of their Harmony shares. Rights of appraisal under Delaware law entitle dissenting stockholders to receive a judicial determination of, and receive payment for, the fair value of their Harmony shares in connection with certain mergers and consolidations, including any short-form merger under DGCL Section 253 involving iNTELEFILM and Harmony. The procedures for asserting rights of appraisal in Delaware impose most of the initial costs of assertion on the dissenting stockholder, whereas the Minnesota procedures pose little financial risk to the dissenting shareholder in demanding payment in excess of the amount the corporation determined to be the fair value of its shares. Therefore, Harmony stockholders will have expanded dissenters’ rights under Minnesota law as iNTELEFILM shareholders.

Legal Matters

       The validity of the iNTELEFILM common stock offered hereby will be passed upon for iNTELEFILM by Briggs and Morgan, Professional Association, Minneapolis, Minnesota.

Experts

       The consolidated financial statements of iNTELEFILM incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Harmony incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports (which contain an explanatory paragraph with respect to substantial doubt about Harmony’s ability to continue as a going concern and management’s plans described in Note 2 to the consolidated financial statements) incorporated herein by reference, and are included and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Pro Forma Condensed Combined Financial Statements

       This unaudited pro forma financial information sets forth the impact of the tender offer of one share of iNTELEFILM common stock for every 13.75 Harmony shares. The unaudited pro forma statements of operations and balance sheet do not purport to present iNTELEFILM’s consolidated results of operations and financial position as they might have been, or as they may be in the future, had the transaction occurred on the assumed dates.

      The pro forma adjustments are based upon information currently available. The pro forma financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements of iNTELEFILM and Harmony for the fiscal year ended December 31 and June 30, 1999, respectively, and for the interim period ended March 31, 2000. However, the pro forma financial statements are not necessarily indicative of the effects of iNTELEFILM’s financial position that would have been attained had the transaction occurred earlier.

      The objective of the unaudited pro forma financial information is to show what the significant effects on the historical financial statements might have been had the transaction occurred on January 1, 1999, for the results from operations presented, and as of March 31, 2000, for the balance sheet presented. The pro forma information assumes that the 3,367,098 common shares of Harmony not currently owned by iNTELEFILM are completely acquired for 244,880 common shares of iNTELEFILM. Additionally, iNTELEFILM anticipates that the transaction will result in financial benefits to the consolidated company, including reduced operating expenses and enhanced opportunities to increase revenue. The pro forma information, while helpful in illustrating the financial characteristics of the consolidated company under one set of assumptions, does not reflect these anticipated financial benefits.

      This information is for illustrative purposes only. The companies would likely have performed differently had they always been combined. The information set forth should not be relied upon as being indicative of the future results that the consolidated company will experience as a result of the transaction.

Pro Forma Results of Operations For Year Ended December 31, 1999

(unaudited)

			Reverse		iNTELEFILM
	iNTELEFILM	Harmony	Equity Loss		Pro Forma for
	Year Ended	Quarter Ended	in Harmony	Tender Offer	Year Ended
	December 31,	March 31,	and Adjust	(Goodwill	December 31,
	1999	1999(1)	Goodwill(2)	Amortization)(3)	1999

Revenues	$67,342,653	$16,274,699	$—	$—	$83,617,352

Cost of production	56,488,737	13,889,304	—	—	70,378,041

Operating expenses	17,271,403	3,511,348	725,900	166,333	21,674,984

Income (loss) from operations	(6,417,487)	(1,125,953)	(725,900)	(166,333)	(8,435,673)

Gain (loss) on sale of assets	16,383,816	—	—	—	16,383,816

Equity loss in Harmony	(1,930,942)	—	1,930,942	—	—

Interest income (expense) net	406,082	(79,089)			326,993

Income taxes	(1,101,892)	—	—	—	(1,101,892)

Net income (loss)	$7,339,577	$(1,205,042)	$1,205,042	$(166,333)	$7,173,244

Basic net income (loss) per share	$1.16				$1.09

Diluted net income (loss) per share	$1.14				$1.07

Weighted average number of shares outstanding	6,343,000				$6,587,880

Weighted average number of shares outstanding — assuming dilution	6,448,000				$6,693,000

Pro Forma Results of Operations

For Quarter Ended March 31, 2000
(unaudited)

			iNTELEFILM
	iNTELEFILM		Pro Forma for
	Quarter Ended	Adjust	Quarter Ended
	December 31,	Amortization	March 31,
	2000	of Goodwill(4)	2000

Revenues	$21,739,591	$—	$21,739,591

Cost of production	18,497,237	—	18,497,237

Operating expenses	4,819,962	41,583	4,861,545

Income (loss) from operations	(1,577,608)	(41,583)	(1,619,191)

Gain (loss) on sale of assets	—	—	—

Equity loss in Harmony	—	—	—

Interest expense, net	62,941	—	62,941

Income taxes	(4,549)	—	(4,549)

Net income (loss)	$(1,519,216)	$(41,583)	$(1,560,799)

Basic and diluted net income (loss) per share	$(0.24)		$(0.24)

Basic and diluted weighted average number of shares outstanding	6,336,000		6,581,000

(1)	Includes the revenue and operating expenses related to the operations of Harmony for the quarter ended March 31, 1999. All subsequent quarters of 1999 have been consolidated with iNTELEFILM’s results of operations as reported.

(2)	Eliminates the equity loss in Harmony recorded in the first quarter of 1999 and reclassifies the portion of that loss related to the amortization of goodwill to amortization expense.

(3)	Reflects an adjustment to amortization expense related to goodwill of $1,164,337 recognized in the transaction, based on the March 22, 2000 share price of $3.94 of 244,880 iNTELEFILM shares to be issued totaling $964,337, including estimated transaction costs of $200,000. Amortization is calculated on a straight-line basis over seven years.

(4)	Reflects three months of amortization of the goodwill recognized in the transaction.

Pro Forma Balance Sheet

As of March 31, 2000
(unaudited)

		Tender Offer	iNTELEFILM
	iNTELEFILM	(Good Will	Pro Forma
	March 31, 2000	Costs)(1)	March 31, 2000

Current assets	$19,753,733	$(200,000)	$19,553,733

Property and equipment, net	3,025,699	—	3,025,699

Goodwill, net	6,475,112	1,164,337	7,639,449

Other assets	840,654		840,654

Total assets	$30,095,198	$964,337	$31,059,535

Current liabilities	$10,948,210	$—	$10,948,210

Long-term debt	654,283	—	654,283

Minority interest	248,226	—	248,226

Shareholders’ equity	18,244,479	964,337	19,208,846

Total liabilities and shareholders’ equity	$30,095,198	$964,337	$31,059,535

(1)	Reflect $1,164,337 of goodwill recognized in the transaction, including payment of the transaction cost estimated at $200,000.

Exchange Agent

       The letter of transmittal, certificates for Harmony shares and any other required documents should be sent or delivered by each Harmony stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below.

      The Exchange Agent for the offer is:

Norwest Bank Minnesota, N.A.

By Mail	By Hand
Norwest Bank Minnesota, N.A. Attention: Michael Gaughran 161 North Concord Exchange South St. Paul, MN 55075	Norwest Bank Minnesota, N.A. Attention: Michael Gaughran 161 North Concord Exchange South St. Paul, MN 55075

By Overnight, Certified or
Express Mail Delivery	By Facsimile Transmission
Norwest Bank Minnesota, N.A. Attention: Michael Gaughran 161 North Concord Exchange South St. Paul, MN 55075	Norwest Bank Minnesota, N.A. Attention: Michael Gaughran 800-468-9716 (phone) 651-450-4033 (fax)

Information Agent

       Any questions or requests for assistance or additional copies of the prospectus, the letter of transmittal and the notice of guaranteed delivery and related offer materials may be directed to the information agent at the telephone number and location listed below. You may also contact your local broker, commercial bank, trust company or nominee for assistance concerning the offer.

      The Information Agent for the offer is:

Georgeson Shareholder Communications, Inc.
17 State Street, 10th Floor
New York, New York 10004
800-223-2064

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

      Minnesota Statutes Section 302A.521 which provides that as a Minnesota business corporation, iNTELEFILM shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

      Article 6.2 of iNTELEFILM’s bylaws provides that iNTELEFILM will indemnify its directors, officers, employees and agents, past or present, and persons serving as such of another corporation or entity at iNTELEFILM’s request, for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted under Section 302A.521.

Item 21.  Exhibits and Financial Statement Schedules.

(a)  Exhibits.

Exhibit
Number	Description

3.1	Articles of Incorporation of iNTELEFILM Corporation, as amended and restated (incorporated by reference to iNTELEFILM’s Current Report on Form 8-K (File No. 0-21534) filed October 1, 1999).
3.2	Amended and Restated Bylaws of iNTELEFILM (incorporated by reference to iNTELEFILM’s Registration Statement on Form S-18 (File No. 33-44412) filed on December 5, 1991).
5	Opinion of Briggs and Morgan, Professional Association.
8	Opinion of Briggs and Morgan, Professional Association regarding tax matters.
23.1	Consent of Briggs and Morgan, Professional Association (included in Exhibit 5.1 hereto).
23.2	Consent of BDO Seidman, LLP for iNTELEFILM.
23.3	Consent of BDO Seidman, LLP for Harmony.
24	Powers of Attorney (see the signature page to this Form S-4 Registration Statement).
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Clients.

(b)  Financial Statement Schedules.

      None.

(c)  Item 4(b) Information.

      None.

Item 22.  Undertakings.

      iNTELEFILM hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(C) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

       Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on June 2, 2000.

iNTELEFILM CORPORATION

By:	/s/ CHRISTOPHER T. DAHL

Christopher T. Dahl
President and Chief Executive
Officer

Power of Attorney

       We, the undersigned officers and directors of iNTELEFILM Corporation, hereby severally and individually constitute and appoint Christopher T. Dahl, James G. Gilbertson and Jill J. Theis, the true and lawful attorneys and agents (with full power of substitution and resubstitution in each case) of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this registration statement and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, said attorneys and agents to have power to act and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents to any and all such amendments and instruments.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ CHRISTOPHER T. DAHL Christopher T. Dahl	President, Chief Executive Officer and Director (Principal executive officer)	June 2, 2000
/s/ STEVEN C. SMITH Steven C. Smith	Chief Financial Officer (Principal accounting and financial officer)	June 2, 2000
/s/ RICHARD W. PERKINS Richard W. Perkins	Director	June 2, 2000
/s/ MICHAEL R. WIGLEY Michael R. Wigley	Director	June 2, 2000
/s/ WILLIAM E. CAMERON William E. Cameron	Director	June 2, 2000

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Articles of Incorporation of iNTELEFILM Corporation, as amended and restated (incorporated by reference to iNTELEFILM’s Current Report on Form 8-K (File No. 0-21534) filed October 1, 1999).
3.2	Amended and Restated Bylaws of iNTELEFILM (incorporated by reference to iNTELEFILM’s Registration Statement on Form S-18 (File No. 33-44412) filed on December 5, 1991).
5	Opinion of Briggs and Morgan, Professional Association.
8	Opinion of Briggs and Morgan, Professional Association regarding tax matters.
23.1	Consent of Briggs and Morgan, Professional Association (included in Exhibit 5.1 hereto).
23.2	Consent of BDO Seidman, LLP for iNTELEFILM.
23.3	Consent of BDO Seidman, LLP for Harmony.
24	Powers of Attorney (see the signature page to this Form S-4 Registration Statement).
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Clients.